As filed with the Securities and Exchange Commission on September 16, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Ford Motor Credit Company
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
6159
(Primary Standard Industrial Classification Code Number)
38-1612444
(I.R.S. Employer Identification No.)
One American Road
Dearborn, Michigan 48126
(313) 322-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Stacy P. Thomas
Assistant Secretary
Ford Motor Credit Company
One American Road
Dearborn, Michigan 48126
(Address, including zip code, and telephone number, including area code, of agent for service)
With copies to:

Alan D. Schnitzer, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Lisa L. Jacobs, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the exchange offer described herein (the “Exchange Offer”) have been satisfied or waived.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

	Proposed
	Maximum
Title of each Class of	Aggregate	Amount of
Securities to be	Offering	Registration
Registered	Price*	Fee (1)
6.350% Notes due June 15, 2010	$600,000,000	$70,620
7.40% Notes due March 1, 2011	$500,000,000	$58,850
7 5/8% Notes due June 1, 2012	$800,000,000	$94,160
6.9% Notes due August 15, 2014	$250,000,000	$29,425
7% Notes due January 15, 2028	$250,000,000	$29,425
Total	$2,400,000,000	$282,480

*  Estimated solely for the purpose of determining the amount of the registration fee.
     (1) On March 8, 2002, Ford Motor Credit Company (“Ford Credit”) filed with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-75234) (“Registration 333-75234”) pursuant to which Ford Credit registered securities to be offered with a proposed maximum aggregate offering price of $28,868,550,000 and paid a filing fee of $2,655,907 with respect to these securities. None of the securities registered in connection with Registration 333-75234 were issued.
     On May 16, 2002, Ford Credit filed with the SEC Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-86832) (“Registration 333-86832”) pursuant to which Ford Credit registered securities to be offered with a proposed maximum aggregate offering price of $40,000,000,000 and offset a portion of the filing fee payable in connection with Registration 333-86832 with $1,546,703 of the unused portion of the registration fee paid in connection with Registration 333-75234. This reduced the unused portion of the registration fee previously paid in connection with Registration 333-75234 to $1,109,204.
     On June 27, 2003, Ford Credit filed with the SEC its Registration Statement on Form S-3 (File No. 333-106628) (“Registration 333-106628”) pursuant to which Ford Credit registered securities to be offered with a proposed maximum offering price of $2,000,000,000 and offset the filing fee payable in connection with Registration 333-106628 with $161,800 of the unused portion of the registration fee paid in connection with Registration 333-75234. This reduced the unused portion of the registration fee previously paid in connection with Registration 333-75234 to $947,404.
     On August 14, 2003, Ford Credit filed with the SEC its Registration Statement on Form S-3 (File No. 333-107955) (“Registration 333-107955”) pursuant to which Ford Credit registered securities to be offered with a proposed maximum offering price of $3,000,000,000 and offset the filing fee payable in connection with Registration 333-107955 with $242,700 of the unused portion of the registration fee paid in connection with Registration 333-75234. This reduced the unused portion of the registration fee previously paid in connection with Registration 333-75234 to $704,704.
     Pursuant to Rule 457(p) of the Securities Act, Ford Credit is offsetting the entire amount of the $282,480 registration fee payable in connection with this Registration Statement with the unused portion of the registration fee previously paid in connection with Registration 333-75234. This further reduces the unused portion of the registration fee previously paid in connection with Registration Statement 333-75234 to $422,224.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Ford Credit may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, dated                , 2005
PRELIMINARY EXCHANGE OFFER PROSPECTUS
Ford Motor Credit Company
Offers to Exchange and Solicitation of Consents
     Ford Motor Credit Company, or “Ford Credit,” hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying consent and letter of transmittal, to exchange certain series of notes issued by The Hertz Corporation, or “Hertz,” for certain series of notes to be issued by Ford Credit. The Ford Credit notes will be unsecured obligations of Ford Credit that will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness. The following table sets forth the various issues of Hertz notes for which Ford Credit is offering to exchange its various series of notes to tendering holders of Hertz notes in the exchange offers.

Percentage of Principal of Hertz Notes
Outstanding
Principal	Notes Issued by Hertz to be	CUSIP No./	Exchange Offer	Early Consent	Total	Notes to be Issued by
Amount	Exchanged	ISIN	Consideration	Premium	Consideration	Ford Credit
$600,000,000	6.350% Senior Notes due June 15, 2010	428040BU2/ US428040BU24%		%	%	6.350% Notes due June 15, 2010

$500,000,000	7.40% Senior Notes due March 1, 2011	428040BQ1/ US428040BQ12%		%	%	7.40% Notes due March 1, 2011

$800,000,000	7 5/8% Senior Notes due June 1, 2012	428040BS7/ US428040BS77%		%	%	7 5/8% Notes due June 1, 2012

$250,000,000	6.9% Notes due August 15, 2014	428040BW8/ US428040BW89%		%	%	6.9% Notes due August 15, 2014

$250,000,000	7% Senior Notes due January 15, 2028	428040BJ7/ US428040BJ78%		%	%	7% Notes due January 15, 2028

     Holders of Hertz notes must tender their Hertz notes and deliver their consents to the proposed amendments by 5:00 p.m., New York City time, on      , 2005, unless extended or earlier terminated, such date, as the same may be extended or earlier terminated, the “Early Consent Date,” to be eligible to receive the Total Consideration. Holders of Hertz notes who tender their notes after 5:00 p.m., New York City time, on the Early Consent Date but before midnight, New York City time on      , 2005, unless extended or earlier terminated, such date, as the same may be extended or earlier terminated, the “Expiration Date,” will be eligible to receive the Exchange Offer Consideration, namely the Total Consideration less the Early Consent Premium.
     Concurrently with the exchange offers, Ford Credit is soliciting consents on behalf of Hertz from each registered holder of the Hertz notes to certain amendments to the indenture, dated as of December 1, 1994, between Hertz and Wachovia Bank, N.A., as trustee and the indenture, dated as of March 16, 2001, between Hertz and The Bank of New York, as trustee. If the requisite consents are received, with respect to all notes issued under the applicable indenture, or with respect to an individual series of Hertz notes, Hertz and the applicable trustee will enter into a supplemental indenture with respect to the affected notes that will have the effect of eliminating the restrictive covenants contained in the applicable indenture. Holders who tender Hertz notes in the exchange offers are obligated to consent to the proposed amendments, and holders who consent to such amendments are obligated to tender their Hertz notes. Hertz is also concurrently soliciting consents to these amendments in connection with a cash tender offer for certain other series of notes issued pursuant to the two Hertz indentures. This prospectus is not soliciting any consent in connection with the cash tender offer for the other notes.
     Hertz notes validly tendered and consents delivered, with respect to each series of Hertz notes and the Hertz indenture governing such series, may be withdrawn on or before the earlier of the Early Consent Date and the consent date (which is the day on which the requisite consents are received by series or by indenture and the applicable supplemental indenture is executed).
     Each of the exchange offers is subject to the Sale Transaction Condition, which requires the consummation of the sale of Hertz by our parent, Ford Holdings LLC, or “Ford Holdings” (a subsidiary of Ford Motor Company, or “Ford,” and the parent of Ford Credit and Hertz). The Sale Transaction itself is subject to certain conditions. See “Summary – The Sale Transaction.”
     For a discussion of the risks that you should consider in evaluating the exchange offers, see “Risk Factors” beginning on page 23.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
     The Dealer Managers for the Exchange Offers and the Solicitation Agents for Consent Solicitations are:

Citigroup	Deutsche Bank Securities	Goldman, Sachs & Co.	JPMorgan	Lehman Brothers
, 2005

     You should rely only on the information contained or incorporated by reference in this prospectus or the accompanying Consent and Letter of Transmittal. No one is authorized to provide you with different information.
     The Ford Credit Notes will be offered only in connection with the Exchange Offers and are not being offered in any jurisdiction where the Exchange Offers are not permitted.
     This prospectus incorporates important business and financial information about Ford Credit and Hertz that is not included in or delivered with this prospectus. Ford Credit will provide without charge, upon written or oral request, to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of the filings that have been incorporated by reference into this prospectus. See “Where You Can Find More Information” for the contact information and phone number for requesting such filings. To obtain timely delivery of such information, you must make a request for such information no later than five business days before the Early Consent Date or the Expiration Date, as applicable.
     You should not assume that the information in this prospectus or the accompanying Consent and Letter of Transmittal is accurate as of any date other than the date on the front of the documents.
     None of Ford Credit, Hertz, the exchange agent, the information agent, the trustees under the Hertz indentures, the trustee under the Ford Credit indenture or the dealer managers and solicitation agents make any recommendation to holders of Hertz Notes as to whether to exchange their Hertz Notes or consent to the Proposed Amendments. Holders of Hertz Notes are urged to consult their financial and tax advisors in making their decisions on what action to take in light of their own particular circumstances.
      Italy. The Exchange Offers are not being made in the Republic of Italy and have not been submitted to the clearance procedure of Commissione Nazionale per le società e la Borsa or the Bank of Italy pursuant to Italian laws and regulations. Accordingly, holders of Hertz notes are hereby notified that, to the extent such holders are Italian residents or persons located in the Republic of Italy, the Exchange Offers are not available to them and they may not submit for exchange Hertz notes in any Exchange Offer nor may Ford Credit notes be offered, sold or delivered in the Republic of Italy and, as such, any acceptances received from such persons shall be ineffective and void, and neither this prospectus nor any other offering material relating to the Exchange Offers, the Hertz notes or the Ford Credit notes may be distributed or made available in the Republic of Italy.
 i

SUMMARY
     This section summarizes the terms of the Exchange Offers. Because it is a summary, it does not contain all the information that you should consider before investing and should be read in conjunction with the more detailed description of the Exchange Offers below under the heading “The Exchange Offers,” the accompanying Consent and Letter of Transmittal and the financial information and consolidated financial statements (including the notes thereto) included and incorporated by reference in this prospectus. In particular, prospective purchasers should carefully consider the information set forth under “Forward Looking Information” and “Risk Factors.”
     Ford Motor Credit Company, or “Ford Credit,” hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying consent and letter of transmittal, or the “Consent and Letter of Transmittal,” to exchange certain series of notes, or “Hertz Notes,” issued by The Hertz Corporation, or “Hertz,” for certain series of notes, or “Ford Credit Notes,” to be issued by Ford Credit. The following table sets forth the various issues of Hertz Notes for which Ford Credit is offering to exchange its various series of notes to tendering holders of Hertz Notes in the Exchange Offers.

Percentage of Principal of Hertz Notes
Outstanding	Notes Issued by
Principal	Hertz to be	CUSIP No./	Exchange Offer	Early Consent	Total	Notes to be Issued
Amount	Exchanged	ISIN	Consideration	Premium	Consideration	by Ford Credit
$600,000,000	6.350% Senior Notes due June 15, 2010	428040BU2/ US428040BU24%		%	%	6.350% Notes due June, 15, 2010

$500,000,000	7.40% Senior Notes due March 1, 2011	428040BQ1/ US428040BQ12%		%	%	7.40% Notes due March 1, 2011

$800,000,000	7 5/8% Senior Notes due June 1, 2012	428040BS7/ US428040BS77%		%	%	7 5/8% Notes due June 1, 2012

$250,000,000	6.9% Notes due August 15, 2014	428040BW8/ US428040BW89%		%	%	6.9% Notes due August 15, 2014

$250,000,000	7% Senior Notes due January 15, 2028	428040BJ7/ US428040BJ78%		%	%	7% Notes due January 15, 2028
     Holders of Hertz Notes must tender their Hertz Notes and deliver their Consents to the Proposed Amendments by 5:00 p.m., New York City time, on                  , 2005, unless extended or earlier terminated, such date, as the same may be extended or earlier terminated, the “Early Consent Date,” to be eligible to receive the Total Consideration. Holders of Hertz Notes who tender their notes after 5:00 p.m., New York City time, on the Early Consent Date but before midnight, New York City time on                  , 2005, unless extended or earlier terminated, such date, as the same may be extended or earlier terminated, the “Expiration Date,” will be eligible to receive the Exchange Offer Consideration, namely the Total Consideration less the Early Consent Premium.
     Concurrently with the exchange offers, Ford Credit is soliciting consents, the “Consents,” on behalf of Hertz from each registered holder, or “Holder,” of the Hertz Notes to certain amendments, the “Proposed Amendments,” to:
•	the indenture, or the “Hertz 1994 Indenture,” dated as of December 1, 1994, between Hertz and Wachovia Bank, N.A., or “Wachovia,” as trustee; and

•	the indenture, or the “Hertz 2001 Indenture,” dated as of March 16, 2001, between Hertz and The Bank of New York, or “BONY,” as trustee.
The Hertz 1994 Indenture and the Hertz 2001 Indenture are referred to collectively as the “Hertz Indentures,” and BONY and Wachovia are referred to collectively as the “Trustees.”
     Each such solicitation shall be referred to herein as a “Consent Solicitation,” or jointly as the “Consent Solicitations.” This prospectus and the accompanying Consent and Letter of Transmittal shall be referred to herein as the “Exchange Offer,” with respect to any one series of Hertz Notes, and the “Exchange Offers,” with respect to all series of Hertz Notes. Hertz is also concurrently soliciting consents to the Proposed Amendments in connection with a cash tender offer for certain other series of notes, the “Additional Hertz Notes,” issued pursuant to the Hertz Indentures. This prospectus is not soliciting any consent in connection with the cash tender offer for the Additional Hertz Notes.
     Each Hertz Indenture may be amended so that the Proposed Amendments affect only a particular series of Hertz Notes or so that the Proposed Amendments affect all Hertz Notes and Additional Hertz Notes issued pursuant to such Hertz Indenture. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to a particular series of Hertz Notes, holders of at least a majority in principal amount of all outstanding Hertz Notes of such series must consent to them. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to all Hertz Notes and Additional Hertz Notes issued pursuant to a Hertz Indenture, holders of at least a majority in principal amount of all outstanding notes issued pursuant to such Hertz Indenture must consent to them. The consents of a majority of the outstanding principal amount of a series of Hertz Notes or all notes issued pursuant to a Hertz Indenture, as applicable, shall be referred to herein as the “Requisite Consents.”
     Holders that tender Hertz Notes in the Exchange Offers are obligated to consent to the Proposed Amendments with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes, and holders of Hertz Notes that consent to the Proposed Amendments are obligated to tender their Hertz Notes.
     Tenders of Hertz Notes and deliveries of Consents with respect to each series of Hertz Notes may be validly withdrawn on or before the earlier of the Early Consent Date and the consent date, or the “Consent Date” (which is the day on which the Requisite Consents are received by series or by Hertz Indenture and the applicable Supplemental Indenture is executed).
     Each of the Exchange Offers is subject to the Sale Transaction Condition, which requires the consummation of the sale of Hertz by Ford Holdings to CCMG Holdings, Inc., or the “Buyer,” or to a wholly-owned subsidiary of the Buyer, pursuant to a stock purchase agreement dated as of September 12, 2005, or the “Purchase Agreement,” described in more detail under the heading “— The Sale Transaction,” which we refer to as the “Sale Transaction.” The Sale Transaction itself is subject to certain conditions as described below under “— The Sale Transaction.” For a description of the Sale Transaction Condition, see “The Exchange Offers — Conditions Precedent to the Exchange Offers.” The Sale Transaction is anticipated to be completed by year end.
     Ford Credit reserves the right at any time to terminate any or all of the Exchange Offers. In addition, during, in lieu of or after the consummation of any Exchange Offers, Ford Credit and its affiliates (including Hertz prior to the Sale Transaction) reserve the right to enter into any alternative transactions or purchase any outstanding Hertz Notes. If Ford Credit or its affiliates decide to enter into such transactions or purchase Hertz Notes, the total consideration for such Hertz Notes may be different from the Total Consideration offered in the Exchange Offers. There can be no assurance as to which, if any, of these alternatives or combinations Ford Credit or any of its affiliates could choose to pursue in the future.

Ford Motor Credit Company
     Ford Credit was incorporated in Delaware in 1959 and is an indirect, wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.
     Ford Credit offers a wide variety of automotive financing products to and through automotive dealers throughout the world. Ford Credit’s primary financing products fall into three categories:
•	Retail financing—purchasing retail installment sale contracts and retail lease contracts from dealers, and offering financing to commercial customers, primarily vehicle leasing companies and fleet purchasers, to lease or purchase vehicle fleets;

•	Wholesale financing—making loans to dealers to finance the purchase of vehicle inventory, also known as floorplan financing; and

•	Other financing—making loans to dealers for working capital, improvements to dealership facilities, and to purchase and finance dealership real estate.
     Ford Credit also services the finance receivables and leases it originates and purchases, makes loans to Ford affiliates, purchases certain receivables of Ford and its subsidiaries and provides insurance services related to Ford Credit’s financing programs.
     Ford Credit earns its revenue primarily from:
•	Payments made under retail installment sale contracts and retail leases that it purchases, including interest supplements and other support payments from Ford on special-rate retail financing programs;

•	Investment and other income related to sold receivables; and

•	Payments made under wholesale and other dealer loan financing programs.
     Ford Credit conducts its financing operations directly or through its subsidiaries and affiliates. Ford Credit offers substantially similar products and services throughout many different regions, subject to local legal restrictions and market conditions. Ford Credit divides its business segments based on geographic regions: a North America Segment and an International Segment. The North America Segment includes its operations in the United States and Canada. The International Segment includes its operations in all other countries in which it does business directly and indirectly.
North America Segment
     Ford Credit does business in all 50 states of the United States through about 100 dealer automotive financing branches and seven regional service centers. Ford Credit does business in all provinces in Canada through seven dealer automotive financing branches and two regional service centers. Its United States operations accounted for 68% and 69% of its total managed receivables at year-end 2004 and 2003, respectively, and its Canadian operations accounted for about 7% and 6% of its total managed receivables in 2004 and 2003, respectively.
     In the United States and Canada, under the Ford Credit brand name, Ford Credit provides financing services to and through dealers of Ford, Lincoln and Mercury brand vehicles and non-Ford vehicles also sold by these dealers and their affiliates. Ford Credit provides similar financial services under the Jaguar, Land Rover, Mazda and Volvo brand names to and through Jaguar, Land Rover, Mazda and Volvo dealers, respectively. Under the PRIMUS label, it provides financing services to Aston Martin and non-Ford dealers in the United States and Canada.

International Segment
     Ford Credit’s International segment includes operations in three main regions: Europe, Asia-Pacific and Latin America. Ford Credit’s Europe region is its largest international operation, accounting for 19% and 18% of its total managed receivables at year-end 2004 and 2003, respectively. Most of its European operations are managed through a U.K.-based subsidiary, FCE Bank plc, which operates in the United Kingdom and on a branch basis in 16 European countries. In addition, FCE Bank has subsidiaries in the United Kingdom, Finland, Hungary, Poland and the Czech Republic that provide wholesale, leasing and retail vehicle financing. In the Asia-Pacific region, it operates in Australia, Japan, Taiwan, Thailand, New Zealand and China. Ford Credit has joint ventures with local financial institutions and other third parties in India, the Philippines and Indonesia. In the Latin America region, it operates in Mexico, Puerto Rico, Brazil, Chile, Venezuela and Argentina.
     The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.
The Hertz Corporation
     Hertz and its independent licensees and associates represent what it believes is the largest worldwide general use car rental brand and one of the largest equipment rental businesses in North America, both based upon revenues. The Hertz brand name is recognized worldwide as a leader in quality rental services and products. Hertz and its independent licensees and associates currently accept reservations for the rental of cars at approximately 7,400 locations in over 150 countries. Hertz also rents equipment from over 340 branches in North America, France and Spain. Hertz has been in the car rental business since 1918 and in the equipment rental business for over 40 years. Currently, Hertz is an indirect, wholly-owned subsidiary of Ford, but will no longer be once the Sale Transaction is consummated.
     The principal executive office of Hertz is located at 225 Brae Boulevard, Park Ridge, New Jersey 07656, and its phone number is (201) 307-2000.
The Sale Transaction
     On September 12, 2005, Ford Holdings and Ford entered into the Purchase Agreement with the Buyer, which is owned by affiliates of Clayton, Dubilier & Rice, Inc., The Carlyle Group and Merrill Lynch Global Private Equity, pursuant to which Ford Holdings will sell to the Buyer (or to a wholly-owned subsidiary of the Buyer) 100% of the outstanding shares of capital stock of Hertz. In the Sale Transaction:
•	the Buyer will pay, or cause to be paid, to Ford Holdings or an affiliate designated by Ford Holdings, an aggregate amount in cash equal to $5.6 billion less the principal amount of and all accrued and unpaid interest on the $1.185 billion intercompany note issued by Hertz to Ford Holdings on June 10, 2005, the “Holdings Note;”

•	the Buyer will cause Hertz to repay all loans made by Ford Holdings and its affiliates to Hertz or its subsidiaries, including the Holdings Note;

•	the Buyer will provide or cause to be provided funds necessary to enable Hertz to purchase the tendered Additional Hertz Notes and will purchase or repay or cause Hertz or certain of its subsidiaries to purchase or repay certain other indebtedness of Hertz; and

•	the Buyer will pay or cause to be paid to Ford Credit an amount equal to % of the aggregate principal amount of, and accrued and unpaid interest on, the Hertz Notes tendered for exchange pursuant to these Exchange Offers.
     The Purchase Agreement contains various covenants regarding the conduct of Hertz’s business prior to the closing of the Sale Transaction. In addition, the Sale Transaction is subject to a number of conditions, which include, among other things, that:

•	no injunction, restraining order or decree of any nature of any governmental authority shall be in effect that restrains or prohibits the consummation of the Sale Transaction;

•	the applicable waiting periods specified under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have lapsed or terminated and certain other regulatory consents and approvals required to consummate the Sale Transaction shall have been received;

•	the representations and warranties of Ford Holdings and the Buyer contained in the Purchase Agreement are true and accurate as of the closing date and the parties have performed in all material respects all obligations and agreement, and complied in all material respects with all covenants contained in the Purchase Agreement to be performed or complied with by them prior to or at the closing date; and

•	consents of holders of a majority in principal amount of all the Hertz Notes issued and outstanding under the Hertz 2001 Indenture to the Proposed Amendments shall have been received, and the supplemental indenture implementing the Proposed Amendments to the Hertz 2001 Indenture shall be effective.
     In connection with the Sale Transaction, the Buyer is expected to receive equity contributions of approximately $2.3 billion. In addition, the Buyer has received commitments to receive additional financing of over $12 billion, a significant portion of which may be secured by the assets of Hertz and certain of its subsidiaries or by receivables generated by the Hertz business. This amount reflects the maximum commitments that the Buyer has received in connection with entering into the Purchase Agreement. The actual amounts of financing and equity contributions may vary in aggregate amount and specific terms.

Questions And Answers About The Exchange Offers

Q1:	What will I receive if I tender in the Exchange Offers?

A1:	Subject to certain conditions described below, for each Hertz Note validly tendered (and concurrent Consent to the Proposed Amendments delivered) prior to 5:00 p.m., New York City time, on the Early Consent Date ( , 2005, unless extended or earlier terminated) and accepted for exchange, you will receive a Ford Credit Note, which will accrue interest at the same annual interest rate and have the same interest payment dates and the same maturity date as the tendered Hertz Note. The principal amount of the Ford Credit Note you receive in the exchange will equal the principal amount of the tendered Hertz Note multiplied by the percentage set forth in the column entitled “Total Consideration” in the table below for each series of Hertz Notes, such consideration the “Total Consideration.” The Total Consideration includes an “Early Consent Premium,” which will be equal to the principal amount of the tendered Hertz Notes multiplied by the percentage set forth in the column entitled “Early Consent Premium” in the table below for each series of Hertz Notes. In order to receive the Total Consideration, you must tender by the Early Consent Date.

Subject to certain conditions described below, for each Hertz Note validly tendered (and concurrent Consent to the Proposed Amendments delivered) after 5:00 p.m., New York City time, on the Early Consent Date but prior to midnight, New York City time, on the Expiration Date ( , 2005, unless extended or earlier terminated) and accepted for exchange, you will receive a Ford Credit Note, which will accrue interest at the same annual interest rate and have the same interest payment dates and the same maturity date as the tendered Hertz Note. The principal amount of the Ford Credit Note you receive in the exchange will equal the principal amount of the tendered Hertz Note multiplied by the percentage set forth in the column entitled “Exchange Offer Consideration” in the table below for each series of Hertz Notes, such consideration the “Exchange Offer Consideration.”

Exchange Offer	Early Consent
Consideration	Premium	Total Consideration
6.350% Senior Notes due June 15, 2010%	%	%
7.40% Senior Notes due March 1, 2011%	%	%
7 5/8% Senior Notes due June 1, 2012%	%	%
6.9% Notes due August 15, 2014%	%	%
7% Senior Notes due January 15, 2028%	%	%

Each Holder validly tendering their Hertz Notes in an Exchange Offer will receive a cash payment for interest accrued since the last interest payment date immediately preceding the Exchange Date, up to but not including the Exchange Date, payable on the Exchange Date. Interest on the Ford Credit Notes will begin accruing from the “Exchange Date,” which is expected to be one to three business days after the Expiration Date. However, as Ford Credit intends that the Exchange Date coincide with the closing of the Sale Transaction, Ford Credit expects to extend the Expiration Date as necessary for this to occur.

Q2:	What are the differences between my Hertz Notes and the Ford Credit Notes?

A2:	The maturity dates, interest payment dates and the annual rates at which interest accrues will be the same for the Hertz Notes and the Ford Credit Notes. The Ford Credit Notes will be senior unsecured obligations of Ford Credit and will rank equally in right of payment with all other existing and future senior, unsecured indebtedness of Ford Credit (parent company only). In addition, if the Proposed Amendments become effective, any outstanding Hertz Notes will not have the benefit of the restrictive covenants currently contained in the applicable Hertz Indentures.

Only Hertz is obligated to pay principal and interest on the Hertz Notes and only Ford Credit will be obligated to pay principal and interest on the Ford Credit Notes. Therefore, the Hertz Notes and Ford Credit Notes will most likely have different credit ratings. For variations in covenants and certain other terms, see the comparison of the Hertz Notes and the Ford Credit Notes as presented in “Summary — Comparison Between the Hertz Notes and the Ford Credit Notes.”

The elimination or modification of the restrictive covenants contemplated by the Proposed Amendments would, among other things, permit Hertz and its subsidiaries to take actions that could be adverse to the interests of the holders of Hertz Notes. For certain consequences to Holders not tendering in the Exchange Offers, see “Risk Factors — Certain Considerations Relating to Holders Not Tendering in the Exchange Offers.” For a description of the Proposed Amendments to the Hertz Indentures, see “The Proposed Amendments.” For a description of the Ford Credit Notes, see “Description of the Ford Credit Notes.”

Q3:	Why is Ford Credit conducting these Exchange Offers?

A3:	In connection with the Sale Transaction, and to obtain incremental funding, Ford Credit has agreed to exchange the outstanding Hertz Notes for Ford Credit Notes. The Buyer will pay or cause to be paid to Ford Credit an amount equal to % of the aggregate principal amount of, and accrued and unpaid interest on, the Hertz Notes that are exchanged. See “Summary — The Sale Transaction.” The purpose of the Consent Solicitations is to obtain the Requisite Consents to the Proposed Amendments, which contemplate elimination of the restrictive covenants in the Hertz Indentures. See “The Proposed Amendments.”

Q4:	Are the Exchange Offers subject to any conditions?

A4:	Yes. Each Exchange Offer is subject to the condition described under “The Exchange Offers — Conditions Precedent to the Exchange Offers.” The Sale Transaction Condition (which is in addition to and not in limitation of Ford Credit’s rights to terminate, extend and/or amend any or all of the Exchange Offers) require that the Sale Transaction has been consummated, as described under the heading “The Exchange Offers — Conditions Precedent to the Exchange Offer.” The Sale Transaction itself is subject to certain conditions as described under “— The Sale Transaction.”

Q5:	Will Ford Credit accept all Hertz Notes that I tender?

A5:	Upon the terms and subject to the satisfaction or waiver of the condition to the Exchange Offers, Ford Credit will accept for exchange any and all Hertz Notes that are properly tendered in the Exchange Offers on or prior to the Expiration Date. Ford Credit shall be deemed to have accepted validly tendered Hertz Notes when, and if, Ford Credit has given oral or written notice thereof to the exchange agent, or the “Exchange Agent.” However, the Exchange Offers are subject to the condition described in this prospectus and Hertz Notes must be tendered according to the procedures outlined in “The Exchange Offers — Procedures for Tendering.” If the procedures for tendering are not followed, Ford Credit does not have to accept your Hertz Notes tendered pursuant to the Exchange Offers. In addition, if Ford Credit determines that the condition to the Exchange Offers is not met, it may choose to terminate any or all of the Exchange Offers, in which case, your Hertz Notes tendered will not be accepted for exchange, and will be returned promptly to you.

Q6:	Will the Ford Credit Notes be listed on any securities exchange?

A6:	Ford Credit does not intend to list the Ford Credit Notes on any securities exchange.

Q7:	What are the U.S. federal income tax consequences to U.S. holders that tender in the Exchange Offers?

A7:	The receipt of Ford Credit Notes and cash for accrued and unpaid interest pursuant to the Exchange Offers will be a taxable transaction for United States federal income tax purposes. Please consult your tax advisor about the tax consequences to you of the exchange. See “Certain United States Federal Income Tax Consequences.”

Q8:	What is the position of Ford Credit’s board of directors, Hertz’s board of directors, the Exchange Agent, the Information Agent and the Dealer Managers and Solicitation Agents (as defined herein) with respect to the Exchange Offers?

A8:	None of Ford Credit nor any of the Ford Credit’s directors, Hertz nor any of Hertz’s directors, the Exchange Agent, the Information Agent nor the Dealer Managers and Solicitation Agents make any recommendation to any Holder of Hertz Notes as to whether to tender or refrain from tendering Hertz Notes in the Exchange Offers.

Q9:	What does Ford Credit intend to do with the Hertz Notes that are tendered in the Exchange Offers?

A9:	All Hertz Notes accepted in the Exchange Offers will be cancelled by Hertz and the Trustees.

Q10:	Will there be any cash proceeds to Ford Credit from the Exchange Offers?

A10:	While Ford Credit will not receive any cash proceeds from the Exchange Offers, as consideration for the issuance of the Ford Credit Notes in the Exchange Offers, Ford Credit will receive cash proceeds pursuant to the terms of the Purchase Agreement. The amount received by Ford Credit will depend on the amount of Hertz Notes exchanged. If all the Hertz Notes are exchanged, Ford Credit will receive $ (plus the amount of accrued and unpaid interest on the Hertz Notes) in cash proceeds. See “Summary — The Sale Transaction.”

Q11:	When do the Exchange Offers expire?

A11:	The Exchange Offers expire at midnight, New York City time, on the Expiration Date. However, Ford Credit may at any time prior to closing any or all of the Exchange Offers in its sole discretion extend the Expiration Date of any or all of the Exchange Offers or amend or withdraw any or all of the Exchange Offers by giving oral or written notice to the Exchange Agent. Any such extension, amendment or withdrawal will be followed as promptly as practicable by a public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. References in this prospectus to the “Expiration Date” of the Exchange Offers means , 2005 or, if later, the last date to which Ford Credit extends the Exchange Offers.

If Holders wish to be eligible to receive the Total Consideration for their tendered Hertz Notes, which includes an Early Consent Premium in addition to the Exchange Offer Consideration, they must tender their Hertz Notes and deliver Consents prior to 5:00 p.m., New York City time, on the Early Consent Date.

Q12:	When will I receive my Ford Credit Notes?

A12:	Your ownership of Ford Credit Notes will be recorded in book-entry form on the Exchange Date, as described below, if the condition to the Exchange Offers are satisfied or waived, provided Ford Credit has timely received your properly completed and executed Consent and Letter of Transmittal and an “agent’s message,” as described under “The Exchange Offers — Procedures for Tendering.” Ford Credit anticipates that the Exchange Date will be one to three business days following the Expiration Date of the Exchange Offers. However, as Ford Credit intends for the Exchange Date to coincide with the closing of the Sale Transaction, Ford Credit will extend the Expiration Date as necessary for this to occur.

Q13:	What happens if I change my mind after tendering and consenting in an Exchange Offer?

A13:	Tenders of Hertz Notes and deliveries of Consents, with respect to each series of Hertz Notes and the Hertz Indenture governing such series, may be validly withdrawn on or before the earlier of the Early Consent Date and the Consent Date (which is the day on which the Requisite Consents are received by series or by Hertz Indenture and the applicable Supplemental Indenture is executed). Once withdrawal rights have expired on the earlier of the Early Consent Date and the Consent Date, tenders of Hertz Notes and deliveries of Consents may not be validly withdrawn unless Ford Credit reduces the amount of the Exchange Offer Consideration, the Early Consent Premium or is otherwise required by law to permit withdrawal. Under certain of these circumstances, previously tendered Hertz Notes and delivered Consents may be validly withdrawn until the expiration of 10 business days after the date that notice of such reduction or requirement is first published or given or sent to Holders by Ford Credit. In the event of a termination of an Exchange Offer, the Hertz Notes tendered pursuant to such an Exchange Offer will be promptly returned to the tendering Holders. See “The Exchange Offers — Withdrawal of Tenders; Revocation of Consents.”

Q14:	How will my Hertz Notes be affected if I do not tender them in the Exchange Offers or if not all of my Hertz Notes are accepted by Ford Credit in the Exchange Offers?

A14:	Hertz Notes not exchanged pursuant to the Exchange Offers will remain outstanding. After the consummation of the Sale Transaction, Hertz will no longer be a wholly-owned subsidiary of Ford Motor Company and will experience an increase in total and secured indebtedness. This increased leverage will most likely cause a decline in the rating of the Hertz Notes to below investment grade. In response to Ford’s announcement on September 12, 2005, of the Sale Transaction, each of the four major rating agencies announced that it had revised its outlook on Hertz to negative and may downgrade Hertz’s debt ratings, including to below investment grade. For information on the credit ratings currently applicable to the Hertz Notes and the Ford Credit Notes, see “— Comparison Between the Hertz Notes and the Ford Credit Notes — Current Ratings for Senior Unsecured Debt Securities” and “Risk Factors — Ford Credit’s Credit Ratings May Not Reflect All Risks of an Investment in the Ford Credit Notes.”

If the Requisite Consents are received, either with respect to all notes issued under the applicable Hertz Indenture, or with respect to an individual series of the Hertz Notes, and the applicable Supplemental Indentures are executed, the restrictive covenants contained in the applicable Hertz Indenture will be eliminated with respect to any series of Hertz Notes affected by such Supplemental Indenture. The applicable Hertz Indenture, as so amended, will continue to govern the terms of all Hertz Notes that remain outstanding after the consummation of the Consent Solicitations. If you continue to hold Hertz Notes after the Hertz Indentures have been amended to eliminate the restrictive covenants contained therein you will be subject to the risk that Hertz may undertake certain actions following the Sale Transaction that could increase the credit and other risks associated with your Hertz Notes, which could adversely affect the market price of the Hertz Notes or otherwise adversely affect the interests of the non-tendering Holders. See “The Proposed Amendments.”

The liquidity and trading market of the Hertz Notes may also be adversely affected due to the smaller number of outstanding Hertz Notes available for trading.

Q15:	What will happen if the Requisite Consents are not obtained with respect to the Hertz Notes?

A15:	If the Requisite Consents are not received for any Hertz Indenture or for any series of Hertz Notes, the Hertz Notes issued pursuant to such Hertz Indenture or of such series, as the case may be, that are not exchanged in the Exchange Offers will not be affected by the Proposed Amendments and will continue to benefit from the restrictive covenants in the Hertz Indenture. Any financing transactions entered into in connection with the Sale Transaction would then be effected on a basis consistent with the present terms of the Hertz Indentures. For any series of Hertz Notes as to which the Requisite Consents have been obtained, the Hertz Notes of such series that are not exchanged in an Exchange Offer will remain outstanding subject to a Supplemental Indenture that reflects the Proposed Amendments.

subsidiaries) pursuant to the secured financing borrowed in connection with the Sale Transaction. However, in the case of the Hertz 2001 Indenture, as the effectiveness of the Proposed Amendments for that indenture are a condition precedent to the Sale Transaction, if the Requisite Consents were not received, the Buyer would have to waive such condition with respect to the Hertz 2001 Indenture for the closing of the Sale Transaction and the closing of the Exchange Offers to occur.

Q16:	How do I exchange my Hertz Notes if I am the beneficial owner of Hertz Notes held by a custodian bank, commercial bank, depository institution, broker, dealer, trust company, or other record holder?

A16:	You must promptly contact that record holder and instruct it to exchange your Hertz Notes on your behalf.

If you are a beneficial owner which holds Hertz Notes through Euroclear or Clearstream Luxembourg and wish to tender your Hertz Notes, you must instruct Euroclear or Clearstream Luxembourg, as the case may be, to block the account in respect of the tendered Hertz Notes in accordance with the procedures established by Euroclear or Clearstream Luxembourg. You are encouraged to contact Euroclear and Clearstream Luxembourg directly to ascertain their procedure for tendering Hertz Notes.

Q17:	What steps must the record holder take in order to tender my Hertz Notes on my behalf?

A17:	In order to exchange the Hertz Notes on your behalf, the record holder must effect a book-entry transfer into the account of the Exchange Agent at The Depository Trust Company, or “DTC,” by electronically transmitting its acceptance of the Exchange Offers through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer. Alternatively, the record holder may complete a Consent and Letter of Transmittal according to the instructions and deliver it with any signature guarantees or other required documents to the Exchange Agent at their addresses shown on the back cover of this prospectus.

The Ford Credit Notes issued in exchange for properly tendered and accepted Hertz Notes will be delivered only in book-entry form through DTC. Accordingly, Holders who anticipate tendering and whose Hertz Notes are not held custodially through DTC are urged to contact promptly a bank, broker or other intermediary that has the capability to hold securities custodially through DTC to arrange for receipt of any Ford Credit Notes to be delivered pursuant to the Exchange Offers and to obtain the information necessary to provide the required DTC participant and account information in the relevant Consent and Letter of Transmittal. See “The Exchange Offers — Procedures for Tendering — Tender of Hertz Notes through DTC.”

Q18:	Will I have an opportunity to exchange my Hertz Notes if I do not participate in the Exchange Offers?

A18:	After the Exchange Offers are consummated, Ford Credit does not expect to solicit and enter into discussions with holders of remaining Hertz Notes with regard to exchanging such Hertz Notes for Ford Credit Notes.

Ford Credit reserves the right at any time to terminate any or all of the Exchange Offers. In addition, during, in lieu of or after the consummation of any Exchange Offers, Ford Credit and its affiliates (including Hertz prior to the Sale Transaction) reserve the right to enter into any alternative transactions or purchase any outstanding Hertz Notes. If Ford Credit or its affiliates decide to enter into such transactions or purchase Hertz Notes, the total consideration for such Hertz Notes may be different from the Total Consideration offered in the Exchange Offers. There can be no assurance as to which, if any, of these alternatives or combinations Ford Credit or any of its affiliates could choose to pursue in the future.

Q19:	What is required for the Proposed Amendments to become operative?

A19:	Each Hertz Indenture may be amended so that amendments affect only a particular series of Hertz Notes or so that amendments affect all notes issued under such Hertz Indenture. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to a series of Hertz Notes, holders of at least a majority in principal amount of all outstanding Hertz Notes of such series must consent to them. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to all notes issued pursuant to a Hertz Indenture, holders of at least a majority in principal amount of all outstanding notes issued pursuant to such Hertz Indenture must consent to them. In order for the Proposed Amendments to be adopted with respect to all notes issued under a Hertz Indenture, it may be necessary to receive consents from holders of the Additional Hertz Notes. The Proposed Amendments may be adopted with respect to all series of notes issued pursuant to a Hertz Indenture even if a majority of the outstanding principal amount of a particular series of Hertz Notes does not consent to the Proposed Amendments. Moreover, the Exchange Offers are subject to the terms and condition set forth in “The Exchange Offers — Conditions Precedent to the Exchange Offers.”

Q20:	How do I consent in the Consent Solicitations?

A20:	The proper completion, execution and delivery of the Consent and Letter of Transmittal will, upon effective acceptance of tender, constitute the giving of your Consent to the Proposed Amendments, with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes, for all of your Hertz Notes tendered.

Q21:	Can I tender my Hertz Notes without consenting to the Proposed Amendments, or vice versa?

A21:	No. By tendering your Hertz Notes, you are consenting to the Proposed Amendments, both with respect to the particular series of Hertz Notes that you hold and with respect to the Hertz Indenture under which such series of Hertz Notes was issued. Conversely, you may not consent to the Proposed Amendments without tendering the Hertz Notes to which your Consent relates.

Q22:	To whom should I address questions?

A22:	If you have questions about the terms of the Exchange Offers or about tender procedures or procedures for delivery of Consents or if you need additional copies of this prospectus or the Consent and Letter of Transmittal, you should contact , the information agent, or the “Information Agent.” The Information Agent may be reached by toll-free telephone at .
The address of the Information Agent is on the back cover of this prospectus.

Comparison Between the Hertz Notes and the Ford Credit Notes
     The Hertz Notes are governed by the indentures and were offered pursuant to the prospectus supplements and related prospectuses as described on the table below:

	Outstanding
Hertz Notes	Principal Amount	Indenture	Prospectus Supplement
6.350% Senior Notes due June 15, 2010	$600,000,000	Hertz 2001 Indenture	Prospectus Supplement dated May 26, 2004 (Registration No. 333-109955)

7.40% Senior Notes due March 1, 2011	$500,000,000	Hertz 1994 Indenture	Prospectus Supplement dated February 21, 2001 (Registration No. 333-80545)

7 5/8% Senior Notes due June 1, 2012	$800,000,000	Hertz 2001 Indenture	Prospectus Supplement dated May 20, 2002 (Registration No. 333-57138)

6.9% Notes due August 15, 2014	$250,000,000	Hertz 2001 Indenture	Prospectus Supplement dated July 29, 2004 (Registration No. 333-109955)

7% Senior Notes due January 15, 2028	$250,000,000	Hertz 1994 Indenture	Prospectus Supplement dated January 14, 1998 (Registration No. 333-34501)
     The Ford Credit Notes will be governed by the indenture, the “Ford Credit Indenture,” dated as of February 1, 1985, as supplemented, between Ford Credit and JPMorgan Chase Bank, N.A., as successor to the Manufacturers Hanover Trust Company, as trustee. For a more detailed description of the Hertz Notes, see the relevant prospectus supplements filed with the Securities and Exchange Commission. More complete information regarding the Ford Credit Notes appears in “Description of the Ford Credit Notes” below.
     The table below provides a comparison of key terms between the Hertz Notes and Ford Credit Notes. The description of the Hertz Notes reflects the Hertz Notes prior to the effect of the Proposed Amendments and denotes which provisions will be modified if the Proposed Amendments become effective. The table below is qualified by the information contained in this prospectus and in the indentures. All capitalized terms in the table below not defined herein shall have the meanings given to them in the applicable indenture.

	Hertz Notes	Ford Credit Notes
Issuer:	Hertz	Ford Credit

Optional Redemption:	The Hertz 6.350% Senior Notes due June 15, 2010 are redeemable, in whole or in part, at the option of Hertz at a redemption price equal to the greater of par or the sum of the present values of remaining scheduled payments of principal and interest, discounted to the redemption date on a semiannual basis at an adjusted Treasury rate plus 35 basis points. These notes may also be redeemed at par if certain changes in tax law occur.

The Hertz 7.40% Senior Notes due March 1, 2011 are redeemable, as a whole, but not in part, at the option of Hertz at par if certain changes in tax law occur.	The Ford Credit 6.350% Notes due June 15, 2010, 7.40% Notes due March 1, 2011, 7 5/8% Notes due June 1, 2012 and the 6.9% Notes due August 15, 2014 will be redeemable, as a whole, but not in part, at the option of Ford Credit at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption if certain changes in tax law occur, as described under “Description of the Ford Credit Notes — Ford Credit Notes Redeemable for Tax Reasons.

The Ford Credit 7% Notes due January 15, 2028 will not be redeemable at the option of Ford Credit.

The Hertz 7 5/8% Senior Notes due June 1, 2012 are redeemable, in whole or in part, at the option of Hertz at a redemption price equal to the greater of par or the sum of the present values of remaining scheduled payments of

Hertz Notes	Ford Credit Notes
principal and interest, discounted to the redemption date on a semiannual basis at an adjusted Treasury rate plus 35 basis points. These notes may also be redeemed at par if certain changes in tax law occur.

The Hertz 6.9% Notes due August 15, 2014 are redeemable, in whole or in part, at the option of Hertz at a redemption price equal to the greater of par or the sum of the present values of remaining scheduled payments of principal and interest, discounted to the redemption date on a semiannual basis at an adjusted Treasury rate plus 35 basis points. These notes may also be redeemed at par if certain changes in tax law occur.

The Hertz 7% Senior Notes due January 15, 2028 are not redeemable at the option of Hertz.

Limitation on Liens/Secured Debt:	Subject to certain exceptions, if Hertz or a Restricted Subsidiary shall incur any Secured Debt, Hertz will secure or will cause the Restricted Subsidiary to secure the Hertz Notes equally and ratably with such Secured Debt. Hertz or a Restricted Subsidiary may incur Secured Debt without equally and ratably securing the Hertz Notes if the total amount of such Secured Debt not covered by an exception plus the value of all Sale and Leaseback Transactions does not exceed 10% of Consolidated Net Worth and Subordinated Debt.

This covenant will be eliminated if the Proposed Amendments become operative.	Subject to certain exceptions, if Ford Credit or a Restricted Subsidiary shall pledge or subject to any lien (defined in the Ford Credit Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or will cause the Restricted Subsidiary to secure the Ford Credit Notes equally and ratably with (or prior to) the indebtedness secured by such Mortgage. Ford Credit or a Restricted Subsidiary may pledge or subject to a Mortgage its property or assets without equally and ratably securing the Ford Credit Notes if the total indebtedness secured by such Mortgage does not exceed $5 million.

	Hertz Notes	Ford Credit Notes
Limitation on Sale and Leaseback Transactions:	Hertz and its Restricted Subsidiaries may engage in Sale and Leaseback Transactions so long as (i) Hertz or such Restricted Subsidiary would be entitled to incur Secured Debt not covered by an exception in an amount equal to the amount to be realized upon the sale or transfer involved in such Sale and Leaseback Transaction, secured by a Security Interest in such property without securing the Hertz Notes, or (ii) within 120 days of such Sale and Leaseback Transaction, Hertz or such Restricted Subsidiary prepays its respective Senior Debt in an amount equal to the fair market value of such a transaction.	None.

This covenant will be eliminated if the Proposed Amendments become operative.

Mergers, Consolidations, etc.:	Subject to the limitations set forth in the paragraph below, Hertz may consolidate with or merge into any other corporation or sell, convey or transfer its properties and assets substantially as an entirety to any Person, so long as the corporation formed by such consolidation or into which Hertz is merged or the Person which acquires the properties and assets of Hertz substantially as an entirety is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and such Person shall expressly assume the due and punctual performance of all payment of the principal of and interest, if any, on all the Hertz Notes and the covenants of the Hertz Indentures on the part of Hertz, and immediately after giving effect to such transaction, no Event of Default with respect to any series of Hertz Notes, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to any series of Hertz Notes, shall have happened and be continuing.	Ford Credit may consolidate with, or sell or convey all or substantially all its assets to, or merge with or into any other corporation, so long as the successor corporation shall be a corporation organized and existing under the laws of the United States of America or a state thereof and assumes the due and punctual performance of all obligations, covenants and conditions of the Ford Credit Indenture and such successor corporation shall not immediately after such merger or consolidation or such sale or conveyance, be in default in the performance of any such covenants or conditions.

If the Proposed Amendments become operative, this covenant will be amended to allow Hertz to merge into any Person, not just a U.S. corporation and to remove the requirement that no Event of Default or event which, after notice

	Hertz Notes	Ford Credit Notes
or lapse of time or both, would become an Event of Default, shall have happened and be continuing in order for such merger to take place.

Limitations on Mergers:	Hertz may not consolidate with, merge into, or sell, convey or transfer its properties and assets substantially as an entirety to, another Person, if, as a result thereof, any asset of Hertz or a Restricted Subsidiary would become subject to a Security Interest, unless the Hertz Notes shall be equally or ratably secured with the indebtedness secured by such Security Interest, or unless such Security Interest would be allowed under the Hertz Indentures without equally and ratably securing the Hertz Notes.	Ford Credit may not merge into another Corporation, sell or convey its property as an entirety, or substantially as an entirety to another Corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Ford Credit Notes shall be equally or ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage would be allowed under the Indenture without equally or ratably securing the Notes.

This covenant will be eliminated if the Proposed Amendments become operative.

Hertz must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel as conclusive evidence for and stating that any consolidation, merger, sale or conveyance and assumption described in the paragraphs above complies with the provisions of Article Eight of the applicable Hertz Indenture, that all conditions precedent therein provided for relating to such transaction have been complied with and that it is proper for the Trustee under the provisions of such Hertz Indenture to join in the execution of a supplemental indenture relating to such transaction.

This covenant will be eliminated if the Proposed Amendments become operative.

Events of Default:	Events of Default include:	Events of Default include:

	• Failure to pay interest for 30 days after becoming due;	• Failure to pay interest for 30 days after becoming due;

	• Failure to pay principal for five business days after becoming due;	• Failure to pay principal for five business days after becoming due;

	• Failure to deposit a sinking fund payment for five days after becoming due;	• Failure to make a sinking fund payment for five days after becoming due;

	• Failure to perform any other covenants applicable to the debt securities for 90 days after notice to Hertz;	• Failure to perform any other covenant applicable to the debt securities for 90 days after notice; and

• Certain events of bankruptcy,

	Hertz Notes	Ford Credit Notes
	• Certain events of bankruptcy, insolvency or reorganization; and	insolvency or reorganization.

•    Acceleration under any other mortgage, indenture (including the Hertz Indentures), note agreement or instrument, evidencing indebtedness in excess of $25 million, which continues for 10 days after notice to Hertz, the “cross-acceleration Event of Default.”

The cross-acceleration Event of Default will be eliminated if the Proposed Amendments become operative.

Modification of Indenture:	With certain exceptions, Hertz’s rights and obligations and the holders’ rights under a series of notes may be modified with the consent of the holders of not less than a majority of the total principal amount of all outstanding notes of such series. With certain exceptions, Hertz’s rights and obligations and the holders’ rights under all notes issued pursuant to a Hertz Indenture may be modified with the consent of the holders of not less than a majority in principal amount of all outstanding Hertz Notes issued pursuant to such Hertz Indenture.	With certain exceptions, Ford Credit’s rights and obligations and the holders’ rights under a series of Ford Credit Notes may be modified with the consent of the holders of not less than two-thirds of the total principal amount of all outstanding notes of such series. With certain exceptions, Ford Credit’s rights and obligations and the holders’ rights under all notes issued pursuant to the Ford Credit Indenture may be modified with the consent of the holders of not less than two-thirds in principal amount of all outstanding Ford Credit Notes issued pursuant to the Ford Credit Indenture.

If the Proposed Amendments become effective, new language will be added to each Hertz Indenture to the effect that, after Hertz has given notice to the relevant Hertz Trustee that the required consents, as specified in the applicable Hertz Indenture, to approve a supplemental indenture or waiver have been received, Holders having given such consent will no longer be permitted to revoke such consent.

Listing:	The Hertz 6.350% Senior Notes due June 15, 2010, the 7.40% Senior Notes due March 1, 2011 and the 7 5/8% Senior Notes due June 1, 2012, the “Luxembourg Listed Hertz Notes,” are listed on the Luxembourg Stock Exchange.	None.

	Hertz Notes		Ford Credit Notes
Current Ratings for Senior Unsecured Debt Securities:	Dominion Bond Rating Services Limited	BBB	Dominion Bond Rating Services Limited	BBB

	Fitch, Inc.	BBB-	Fitch, Inc.	BBB-

	Moody’s Investors Services, Inc.	Baa3	Moody’s Investors Services, Inc.	Baa3

	Standard & Poor’s Rating Services	BBB-	Standard & Poor’s Rating Services	BB+

In response to Ford’s announcement on September 12, 2005 of the Sale Transaction, each of these rating agencies announced that it had revised its outlook on Hertz to negative and may downgrade Hertz’s debt ratings, including to below investment grade. The ratings for the Hertz Notes are likely to be downgraded upon consummation of the Sale Transaction due to the increase in total and secured indebtedness of Hertz in connection with the Sale Transaction and other factors (including elimination of the restrictive covenants contemplated by the Proposed Amendments).

Hertz Capitalization
The following table sets forth Hertz’s capitalization and ratio of earnings to fixed charges as of June 30, 2005:
•	on an actual basis; and

•	on a pro forma basis, after giving effect to the Sale Transaction.
You should read the information in this table in conjunction with Hertz’s audited consolidated financial statements and Hertz’s unaudited condensed consolidated financial statements.

	As of June 30, 2005
	Actual	Pro Forma
	(Unaudited)
	(in millions)
Cash, cash equivalents and short-term investments (1)	$1,000	$

Debt:
Notes payable, including commercial paper	$1,483	$
Interim Credit Facility (2)	1,459
Intercompany note (3)	1,185
Promissory senior notes (including current portion):
Hertz Notes	2,402
Additional Hertz Notes	2,196
Other promissory senior notes	600
Foreign subsidiaries’ debt:
Short-term borrowings:
Banks	869
Commercial Paper	318
Other borrowings (including $241 Euro denominated Additional Hertz Notes)	248
Debt to be incurred in connection with the Sale Transaction	—

Total debt	10,760

Total stockholder’s equity	1,499

Total capitalization	$12,259	$

Ratio of earnings to fixed charges (4)	1.6

(1)	As of June 30, 2005, Hertz’s cash and equivalents totaled $703.9 million and their short-term investments totaled $296.4 million.

(2)	On May 26, 2005, Hertz entered into an interim credit facility with J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc. and/or their affiliates. The interim credit facility will mature on November 23, 2005, and is expected to be refinanced and/or repaid with the proceeds raised in the financing of the Sale Transaction. Amounts include borrowings by a Hertz subsidiary which have been fully and unconditionally guaranteed by Hertz.

(3)	On June 10, 2005, Hertz paid dividends of $1,185.0 million on its common stock to Ford Holdings in the form of the Holdings Note. The Holdings Note will be repaid as part of the Sale Transaction.

(4)	Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes and minority interest. Fixed charges include interest (including capitalized interest) and the portion of rentals estimated to represent the interest factor.

The pro forma ratio of earnings to fixed charges gives effect to the Sale Transaction reflected above as if the transactions occurred on January 1, 2005. For the six months ended June 30, 2005, Hertz had interest expense of $228.9 million and income before income taxes and minority interest of $190.0 million. For the six months ended June 30, 2005, on a pro forma basis, Hertz would have had interest expense of $        and income before income taxes and minority interest of $        .

Ford Credit Selected Financial Data
     The following table presents summary consolidated financial information and other data for Ford Credit’s business. The summary condensed consolidated statement of income data for the six months ended June 30, 2005 and June 30, 2004 and the condensed consolidated balance sheet data at June 30, 2005 presented below were derived from Ford Credit’s unaudited consolidated financial statements. The operating results for the six months ended June 30, 2005 and June 30, 2004 include all adjustments (consisting only of normal recurring adjustments) that Ford Credit considers necessary for a fair statement of the results for such interim periods. The interim results are not necessarily an indication of the results for the full year. The summary consolidated statement of income data for each of the three years in the period ended December 31, 2004 and the consolidated balance sheet data at December 31, 2004 and 2003 presented below were derived from Ford Credit’s audited consolidated financial statements.

	First Half		For the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(in millions)
Selected Income Statement Data

Total revenue	$8,360	$9,105	$17,882	$20,090	$22,438	$24,428	$22,792
Depreciation on vehicles subject to operating leases	2,172	2,549	4,909	7,009	8,435	8,397	7,433
Interest expense	2,812	2,624	5,333	5,831	6,929	8,922	8,910
Total financing margin and other revenue	3,376	3,932	7,640	7,250	7,074	7,109	6,449
Provision for credit losses	6	350	900	1,888	2,749	3,199	1,592
Income from continuing operations before income taxes	2,223	2,438	4,431	2,956	1,979	1,493	2,495
Income from continuing operations	1,409	1,546	2,781	1,820	1,241	829	1,536
Net income	1,450	1,585	2,862	1,817	1,234	839	1,536

Memo: Cash dividends paid	$1,450	$1,900	$4,300	$3,700	$1,150	$400	$120

		At December 31,
	June 30, 2005	2004	2003	2002	2001	2000
			(in billions)
Selected Balance Sheet Data
Finance receivables, net	$98.6	$110.8	$105.3	$90.0	$103.2	$118.6
Net investment in operating leases	21.9	21.9	23.2	31.3	37.2	36.5

Total net finance receivables and operating leases	$120.5	$132.7	$128.5	$121.3	$140.4	$155.1

Allowance for credit losses	$1.9	$2.4	$2.9	$3.0	$2.6	$1.5
Total assets	156.7	172.6	179.1	170.4	173.1	174.3
Total managed receivables (1)	159.7	168.3	175.4	191.4	199.1	183.3

Short-term debt	$27.1	$31.8	$24.7	$16.2	$22.6	$49.9
Long-term debt	101.8	112.5	125.0	124.1	123.2	95.7

Total debt	$128.9	$144.3	$149.7	$140.3	$145.8	$145.6

Stockholder’s equity	$11.1	$11.5	$12.5	$13.6	$12.0	$12.2

Ford Credit Ratio of earnings to fixed charges (2)	1.79	1.83	1.50	1.28	1.17	1.28

Ford Ratio of earnings to fixed charges (3)	1.6	1.6	1.1	1.1	(4)	1.8

(1)	Managed receivables includes receivables sold in off-balance sheet securitizations and exclude receivables sold in whole-loan sale transactions.

(2)	For purposes of Ford Credit’s ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

(3)	For purposes of Ford’s ratio, earnings consist of the sum of pre-tax income from continuing operations, income received from less-than-fifty percent-owned companies, plus fixed charges. Fixed charges consist of interest on borrowed funds, preferred stock dividend requirements of consolidated subsidiaries and trusts, amortization of debt discount, premium and issuance expense, one-third of all rental expense (the proportion deemed representative of the interest factor) and Ford’s preferred stock dividend requirements.

(4)	Ford earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $6.8 billion.

Hertz Selected Financial Data
     The following table presents summary consolidated financial information and other data for Hertz’s business. The summary consolidated statement of operations data presented below for the years ended December 31, 2003, 2002, 2001 and 2000 and the six months ended June 30, 2004 have been restated. For a discussion of the restatement, see note (a) below. The summary condensed consolidated statement of operations data for the six months ended June 30, 2005 and June 30, 2004 (as restated) and the condensed consolidated balance sheet data as of June 30, 2005 presented below were derived from Hertz’s unaudited condensed consolidated financial statements. The summary consolidated statement of operations data for each of the years in the three-year period ended December 31, 2004 and the consolidated balance sheet data at December 31, 2004 and 2003 presented below were derived from Hertz’s audited consolidated financial statements. The operating results for the six months ended June 30, 2005 and June 30, 2004 include all adjustments (consisting only of normal recurring adjustments) that Hertz considers necessary for a fair statement of the results for such interim periods. The interim results are not necessarily an indication of the results for the full year.

	Six Months
	Ended, or as of June 30,		Year Ended, or as of December 31,
		2004 (1)		2003 (1)	2002 (1)	2001 (1)	2000 (1)
	2005	Restated	2004	Restated	Restated	Restated	Restated
				(in millions)
Statement of Operations
Revenues
Car rental	$2,824.5	$2,551.9	$5,430.8	$4,819.3	$4,537.6	$4,366.6	$4,553.9
Equipment rental	630.1	522.3	1,162.0	1,037.8	1,018.7	1,128.7	1,106.3
Other (2)	48.3	38.2	83.2	76.6	82.1	101.6	137.5

Total revenues	3,502.9	3,112.4	6,676.0	5,933.7	5,638.4	5,596.9	5,797.7

Expenses
Direct operating	2,025.5	1,781.8	3,734.4	3,316.1	3,093.0	3,248.0	3,019.2
Depreciation of revenue earning equipment (3)	756.4	713.8	1,463.3	1,523.4	1,499.5	1,462.3	1,323.5
Selling, general and administrative	318.9	292.4	591.3	501.7	463.1	479.2	459.3
Interest, net of interest income (4)	212.1	182.7	384.4	355.0	366.4	404.7	414.8

Total expenses	3,312.9	2,970.7	6,173.4	5,696.2	5,422.0	5,594.2	5,216.8

Income before income taxes and minority interest	190.0	141.7	502.6	237.5	216.4	2.7	580.9
(Provision) benefit for taxes on income (5)	(64.9)	(49.5)	(133.9)	(78.9)	(72.4)	20.6	(222.5)
Minority interest	(5.0)	—	(3.2)	—	—	—	—

Income before cumulative effect of change in accounting principle	120.1	92.2	365.5	158.6	144.0	23.3	358.4
Cumulative effect of change in accounting principle (6)	—	—	—	—	(294.0)	—	—

Net income (loss)	$120.1	$92.2	$365.5	$158.6	$(150.0)	$23.3	$358.4

Selected Balance Sheet Data
Revenue earning equipment, net Cars	$9,271.5	$8,476.6	$7,597.2	$6,462.0	$5,998.3	$5,220.4	$5,186.2
Other equipment	1,893.8	1,465.7	1,525.7	1,331.3	1,427.6	1,631.3	1,736.3
Total assets	15,752.0	14,691.5	14,096.4	12,579.0	11,128.9	10,158.4	10,620.0
Total debt	10,760.1	9,200.5	8,428.0	7,627.9	7,043.2	6,314.0	6,676.0
Stockholder’s equity (7)	1,499.1	2,285.4	2,670.2	2,225.4	1,921.9	1,984.4	1,984.1

Ratio of Earnings to Fixed Charges (8)	1.6	1.6	1.9	1.5	1.4	1.0	2.1

(1)	Hertz has restated its previously issued consolidated statements of operations for the quarters ended March 31, 2004 and June 30, 2004 and the years ended December 31, 2003, 2002, 2001 and 2000. Hertz will be restating its previously issued consolidated statement of operations for the quarter ended September 30, 2004. An explanation of the Restatement appears in Hertz’s Annual Report on Form 10-K for the year ended December 31, 2004. The restatement resulted in previously reported revenues and expenses being increased by equal amounts with no change in Hertz’s previously reported income before income taxes and minority interest and net income (loss).

(2)	Includes fees and expense reimbursements from licensees and revenues from car leasing operations, telecommunications services through 2001 and claim management services. Certain foreign car leasing operations were transferred to an affiliated company on August 31, 2000.

(3)	For the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000, depreciation of revenue earning equipment includes net gains of $41.2 million, $25.4 million, $57.2 million, a net loss of $0.8 million, a net gain of $10.8 million, a net loss of $1.6 million and a net gain of $54.5 million, respectively, from the disposal of revenue earning equipment.

(4)	For the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003, 2002, 2001 and 2000, interest income was $16.9 million, $9.0 million, $23.7 million, $17.9 million, $10.3 million, $9.0 million and $13.5 million, respectively.

(5)	Includes benefits of $46.6 million for the year ended December 31, 2004 relating to net adjustments to Federal and foreign tax accruals and includes benefits of $30.2 million for the year ended December 31, 2001 from certain foreign tax credits.

(6)	Cumulative effect of change in accounting principle represents a non-cash charge for the year ended December 31, 2002, related to impairment of goodwill in Hertz’s equipment rental business, recognized in accordance with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

(7)	Includes the declaration and payment on June 10, 2005 of a dividend totaling $1.185 billion on Hertz’s outstanding common stock to Ford Holdings in the form of the Holdings Note.

(8)	Earnings have been calculated by adding interest expense and the portion of rentals estimated to represent the interest factor to income before income taxes and minority interest. Fixed charges include interest (including capitalized interest) and the portion of rentals estimated to represent the interest factor.

RISK FACTORS
     Prospective exchanging holders of Hertz Notes who plan to participate in any of the Exchange Offers should carefully consider, in addition to the other information set forth elsewhere in this prospectus, the following:
Certain Considerations Relating to Holders Not Tendering in the Exchange Offers
     After the Sale Transaction, Hertz will be a Highly Leveraged Company
     After the consummation of the Sale Transaction, Hertz will no longer be a wholly-owned subsidiary of Ford and will experience an increase in total and secured indebtedness, and will most likely cause a decline in the rating of the Hertz Notes to below investment grade. In response to Ford’s announcement on September 12, 2005 of the Sale Transaction, each of the four major rating agencies announced that it had revised its outlook on Hertz to negative and may downgrade Hertz’s debt ratings, including to below investment grade. For information on the credit ratings currently applicable to the Hertz Notes and the Ford Credit Notes, see “Summary — Comparison Between the Hertz Notes and the Ford Credit Notes — Current Ratings for Senior Unsecured Debt Securities” and “— Ford Credit’s Credit Ratings May Not Reflect All Risks of an Investment in the Ford Credit Notes.” Pursuant to the commitments received by the Buyer, in connection with the Sale Transaction, Hertz and its subsidiaries could incur over $12 billion of indebtedness.
     The substantial degree of leverage of Hertz after the Sale Transaction could have important consequences for outstanding holders of Hertz Notes, including the following:
•	it may limit the ability of Hertz to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, expansion plans, acquisitions and general corporate or other purposes;

•	a substantial portion of cash flows from operations will be dedicated to the payment of principal and interest on Hertz indebtedness and will not be available for other purposes, including operations, capital expenditures, investments and future business opportunities;

•	the debt service requirements of the indebtedness incurred in connection with the Sale Transaction could make it more difficult for Hertz to satisfy its financial obligations, including those related to any outstanding Hertz Notes;

•	it may limit the ability of Hertz to adjust to changing market conditions and place Hertz at a competitive disadvantage compared to competitors that have less debt or more financial resources; and

•	Hertz may be vulnerable in a downturn in general economic conditions or in the car and equipment rental business, or Hertz may be unable to carry out capital spending that is important to expansion and growth.
The Proposed Amendments, if Adopted, will Eliminate the Restrictive Covenants Contained in the Hertz Indentures
     Hertz Notes not exchanged pursuant to the Exchange Offers will remain outstanding. In the event that the Proposed Amendments are adopted with respect to a Hertz Indenture or with respect to a series of Hertz Notes, the covenants and certain other terms with respect to affected Hertz Notes will be substantially less restrictive, and will afford significantly reduced protections to holders thereof as compared to the protections currently provided by the Hertz Indentures. The Proposed Amendments contemplated by the Consent Solicitations would, among other things, eliminate the covenants in each of the Hertz Indentures that restrict the ability of Hertz and its restricted subsidiaries to incur secured debt, enter into sale and leaseback transactions and merge into or consolidate with other entities under certain circumstances.

     In the event the Proposed Amendments are adopted with respect to a series of Hertz Notes or with respect to a Hertz Indenture, each non-exchanging Holder of a series of affected Hertz Notes will be bound by the Proposed Amendments even if such Holder did not consent to the Proposed Amendments. The elimination or modification of the covenants contemplated by the Proposed Amendments would, among other things, permit Hertz and its subsidiaries to take actions that could increase the credit risk with respect to Hertz, and might adversely affect the liquidity, market price and price volatility of the Hertz Notes or otherwise be adverse to the interests of the Holders of Hertz Notes and cause the Hertz Notes to be effectively subordinated to all of Hertz’s secured indebtedness to the extent of the value of the assets securing such indebtedness. Such actions could include, for example, the incurrence of an unrestricted amount of senior secured debt, a sale or transfer of substantially all of Hertz’s assets or the merger or consolidation of Hertz into another entity. After the consummation of the Sale Transaction, a significant portion of the intended debt financing related to the Sale Transaction is expected to be secured by liens on substantially all of Hertz's assets. These modifications would also eliminate the cross-acceleration Event of Default contained in the Hertz Indentures. See “The Proposed Amendments.”
     Each Hertz Indenture may be amended so that the Proposed Amendments affect only a series of Hertz Notes if holders of at least a majority in principal amount of all outstanding Hertz Notes of such series consent to them. Additionally, each Hertz Indenture may be amended so that the Proposed Amendments affect all notes issued pursuant to a Hertz Indenture if holders of at least a majority in principal amount of all outstanding notes issued pursuant to such Hertz Indenture consent to them. Accordingly, the Proposed Amendments may be adopted with respect to all series of notes issued pursuant to a Hertz Indenture, even if a majority of the outstanding principal amount of a particular series of Hertz Notes does not consent to the Proposed Amendments. As a result, a Holder of a series of Hertz Notes may be bound by the Hertz Indenture as amended by the Proposed Amendments, even if a majority of the outstanding principal amount of such series of Hertz Notes did not consent to the Proposed Amendments. Concurrently with the Exchange Offers, Hertz is soliciting consents to the Proposed Amendments from the holders of the Additional Hertz Notes. In order for the Proposed Amendments to be adopted with respect to all notes issued under a Hertz Indenture, it may be necessary to receive consents from holders of the Additional Hertz Notes, and the Proposed Amendments may be adopted with respect to all series of notes issued pursuant to a Hertz Indenture, even if the holders of a majority of the outstanding principal amount of a particular series of Hertz Notes do not consent to the Proposed Amendments.
     The Hertz Indentures do not and will not prohibit the incurrence of additional senior or senior subordinated debt and, as amended by the Proposed Amendments, would permit the issuance of secured debt by Hertz or its restricted subsidiaries, without limitation, without ratably securing the Hertz Notes. The Hertz Notes do not and will not have the benefit of any covenant requiring redemption or repurchase by Hertz, or adjustment to any terms of the Hertz Notes, upon any change in control or recapitalization of Hertz.
After the Sale Transaction, Hertz may not be able to Generate Sufficient Cash to Meet its Debt Service Needs
     The ability of Hertz to make payments on and to refinance its indebtedness, including the indebtedness incurred in connection with the Sale Transaction and any Hertz Notes outstanding after the Exchange Offers, and to fund operations, will depend on the ability of Hertz to generate cash in the future, which is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Hertz may not generate sufficient cash flow from operations and future borrowings may not be available to Hertz in amounts sufficient to enable Hertz to service its indebtedness or to fund other liquidity needs. In addition, Hertz subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay amounts due under the outstanding Hertz Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The Hertz special purpose subsidiaries that incur receivables-based financing obligations will be specifically limited in making funds available to Hertz.
     If Hertz is unable to service its debt, Hertz will be forced to take actions such as revising or delaying strategic plans, reducing or delaying capital expenditures, selling assets, restructuring or refinancing debt or seeking additional equity capital. Hertz may be unable to effect any of these remedies on satisfactory terms, or at all. The indebtedness Hertz incurs in connection with the Sale Transaction will restrict the ability of Hertz to dispose of assets and use the proceeds from such dispositions. Hertz may not be able to consummate those dispositions or to use those proceeds to meet any debt service obligations then due.
     If Hertz cannot make scheduled payments on its debt, Hertz will be in default and, as a result:

•	the Hertz debt holders could declare all outstanding principal and interest to be due and payable;

•	the lenders to Hertz could terminate any undrawn commitments to loan Hertz money and foreclose against the assets securing their borrowings; and

•	Hertz could be forced into bankruptcy or liquidation, which could result in you losing your investment in the Hertz Notes.
If the Proposed Amendments are Effected, the Hertz Notes will not be Secured by any Hertz Assets, and Secured Lenders and Lenders and Investors in the Receivables-based Financing of Hertz will have Priority over Holders of Hertz Notes to Collect Amounts Due to Them
     If the Proposed Amendments are effected, any outstanding Hertz Notes will not be secured by any of the assets of Hertz and will therefore be effectively subordinated to secured indebtedness to the extent of the value of the assets securing such indebtedness. After the consummation of the Sale Transaction, a significant portion of the intended debt financing related to the Sale Transaction is expected to be secured by liens on substantially all of Hertz’s assets, a portion of which will be receivables-based financing. If Hertz becomes insolvent or is liquidated, or if payment under the Hertz financing or in respect of any other secured indebtedness is accelerated, the creditors of such secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law, including foreclosure on the assets in which they have been granted a security interest, to the exclusion of the holders of Hertz Notes, even if an event of default exists under the Hertz Indentures at that time. In addition, any such event of default under Hertz’s other debt obligations would not be an Event of Default under the Hertz Notes. Accordingly, in such circumstances, the risk of nonpayment on the Hertz Notes is substantially increased.
Despite the Indebtedness Levels Anticipated in connection with the Sale Transaction, Hertz may be able to Incur Substantially More Debt
     The terms of the indebtedness that Hertz will incur in connection with the Sale Transaction will contain restrictions on the ability of Hertz and its subsidiaries, including special purpose subsidiaries, to incur additional debt. These restrictions are subject to a number of important qualifications and exceptions and the amount of indebtedness incurred in compliance with these restrictions could be substantial. Hertz anticipates incurring indebtedness in the financing of the Sale Transaction and could incur future indebtedness that ranks equally with the Hertz Notes. The holders of that debt will be entitled to share ratably with holders of any outstanding Hertz Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of Hertz. In addition, Hertz may incur additional indebtedness that is pari passu with the Hertz Notes but is secured indebtedness, which would effectively give such secured lenders priority over the holders of Hertz Notes as discussed in the paragraph above. Any additional indebtedness may have the effect of reducing the amount of proceeds paid to you on the Hertz Notes. If new debt is added to the debt levels anticipated in connection with the Sale Transaction, the related risks that Hertz faces could intensify.
     Reduced Liquidity of Hertz Notes
     The Luxembourg Listed Hertz Notes are listed on the Luxembourg Stock Exchange. None of the other Hertz Notes are listed on any foreign or national securities exchange or interdealer quotation system sponsored by a national securities association. To the extent that Hertz Notes are exchanged in the Exchange Offers, the trading market for such Hertz Notes may become more limited. A bid for a debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may be lower than a bid for a comparable debt security with greater float. Therefore, the market price for Hertz Notes not tendered or tendered but not purchased may be affected adversely to the extent that the aggregate principal amount of Hertz Notes exchanged pursuant to the Exchange Offers reduces the float. The reduced float may also tend to make the trading price more volatile. In addition, Hertz has the right to cause, and any decreased float may cause, a delisting of the Luxembourg Listed Hertz Notes from the Luxembourg Stock Exchange, which may further limit the trading market for Hertz Notes. Holders of unexchanged Hertz Notes may attempt to obtain quotations for the Hertz Notes from their brokers; however, there can be no assurance that an active trading market will exist for the Hertz Notes following the Exchange Offers. The extent of the public market for the Hertz Notes following consummation of the Exchange Offers would depend upon the number of Holders remaining at such time, the interest in maintaining a market in the Hertz Notes on the part of securities firms and other factors.

Additional Risks Related to Hertz
     For a discussion of additional risk factors related to the business of Hertz, see “Risks related to our business” contained in Exhibit 99.1 to the Hertz Form 8-K filed on June 15, 2005.
General
     Your Investment in the Ford Credit Notes Involves Certain Risks
     In consultation with your own financial and legal advisers, you should carefully consider, among other matters, this discussion of risks before deciding whether an investment in the Ford Credit Notes is suitable for you. In addition, certain factors that may adversely affect the business of Ford Credit and Ford are discussed in Ford Credit’s periodic reports referred to in “Where You Can Find More Information.” You should not exchange your Hertz Notes for Ford Credit Notes unless you understand and know you can bear all of the investment risks involving the Ford Credit Notes.
     Ford Credit’s Credit Ratings May Not Reflect All Risks of an Investment in the Notes
     Ford Credit’s short-and long-term debt is rated by the following rating agencies, designated as nationally recognized statistical rating organizations by the Securities and Exchange Commission and their ratings of its debt are set forth below:

Ford Credit	Long-Term	Short-Term	Outlook

Dominion Bond Rating Service Limited	BBB	R-2 (middle)	Negative
Fitch, Inc.	BBB-	F2	Negative
Moody’s Investors Service, Inc.	Baa3	P-3	Negative
Standard & Poor’s Rating Services, a division of McGraw-Hill Companies, Inc.	BB+	B-1	Negative
     A credit rating reflects an assessment by the rating agency of the credit risk associated with particular securities Ford Credit issues, based on information provided by Ford Credit, Ford and other sources. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning rating agency. Each rating agency may have different criteria for evaluating company risk, and therefore ratings should be evaluated independently for each rating agency. Lower credit ratings generally result in higher borrowing costs and reduced access to capital markets. Ford Credit’s credit ratings are closely associated with the rating agencies’ opinions of Ford. Ford Credit’s lower ratings over the past several years are primarily a reflection of those opinions, including concerns regarding Ford’s automotive cash flow and profitability, declining market share, excess industry capacity, industry pricing pressure and rising healthcare costs. The credit ratings of Ford Credit may not reflect all risks related to the Ford Credit Notes.
     The Interest Rate Paid on the Ford Credit Notes May Not Bear any Relation to the Investment Risk
     The interest rate on the Ford Credit Notes does not necessarily bear any relation to the risks associated with or change in the creditworthiness, credit rating or financial condition of either Ford or Ford Credit.
Certain Considerations Relating to Holders Tendering in the Exchange Offers
     Liquidity of Ford Credit Notes; No Prior Public Market for Ford Credit Notes
     Upon consummation of the Exchange Offers and depending on the amount of the Ford Credit Notes outstanding after the Exchange Offers, the trading market for the Ford Credit Notes may be more limited than the trading market for the Hertz Notes prior to the Exchange Offers due to the differences in the amounts outstanding of each such series of notes, which might adversely affect the liquidity and market price of such Ford Credit Notes. Currently, the Luxembourg Listed Hertz Notes are listed on the Luxembourg Stock Exchange. Ford Credit does not plan to list the Ford Credit Notes on any foreign or national securities exchange or interdealer quotation system sponsored by a national securities association. The Ford Credit Notes are new securities for which there is currently no market. While the Dealer Managers and Solicitation Agents intend to make a market for the Ford Credit Notes, they are not obligated to do so and any market making may be discontinued at any time. There can be no assurance that an active trading market for the Ford Credit Notes will develop or, if such market develops, as to the liquidity or sustainability of any such market.
     Recognition of Income to Holders Accepting Exchange Offers
     The receipt of Ford Credit Notes and cash, if any, pursuant to the Exchange Offers will be a taxable transaction for United States federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

FORWARD-LOOKING INFORMATION
     Statements included in this prospectus or incorporated by reference into this prospectus may constitute “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “will,” “project,” “future” and “should” and similar expressions are intended to identify forward-looking statements, and these statements are based on Ford Credit’s current expectations and assumptions concerning future events. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such statements, including the following:
Automotive Related:
•	Greater price competition resulting from industry overcapacity, currency fluctuations or other factors;

•	Significant decline in automotive industry sales, particularly in the United States or Europe, resulting from slowing economic growth, geo-political events or other factors;

•	Lower-than-anticipated market acceptance of new or existing Ford products;

•	Economic distress of suppliers that may require Ford to provide financial support or take other measures to ensure supplies of materials;

•	Work stoppages at Ford or supplier facilities or other interruptions of supplies;

•	Discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, increased warranty costs or litigation;

•	Increased safety, emissions, fuel economy or other regulations resulting in higher costs and/or sales restrictions;

•	Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products or otherwise;

•	Worse-than-assumed economic and demographic experience for Ford’s postretirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);

•	Currency or commodity price fluctuations, including, for example, last year’s sharp rise in steel prices;

•	Increase in or acceleration of the market shift from truck sales or from sales of other more profitable vehicles in the U.S.;

•	Economic difficulties in any significant market;

•	Higher prices for or reduced availability of fuel;

•	Labor or other constraints on Ford’s ability to restructure its business; and

•	Changes in Ford’s requirements or obligations under long-term supply arrangements pursuant to which Ford is obligated to purchase minimum quantities or a fixed percentage of output or pay minimum amounts.
Ford Credit Related:
•	Inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;

•	Higher-than-expected credit losses;

•	Changes in interest rates;

•	Collection and servicing problems related to its finance receivables and net investment in operating leases;

•	Lower-than-anticipated residual values and higher-than-expected return rates for leased vehicles;

•	Additional credit rating downgrades;

•	New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions; and

•	Changes in Ford’s marketing programs that de-emphasize financing incentives (e.g., employee pricing available to all purchasers), which could result in a decline in its share of financing Ford vehicles.
Hertz related:
•	For some of the factors that would cause such differences for Hertz, see “Risks related to our business” contained in Exhibit 99.1 to the Hertz Form 8-K filed on June 15, 2005.

WHERE YOU CAN FIND MORE INFORMATION
Available Information
     Ford Credit and Hertz file reports, proxy statements and/or other information with the Securities and Exchange Commission, or “SEC.” You may read and obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.
     Ford Credit’s and Hertz’s filings are available at the SEC’s website (www.sec.gov).
     Ford Credit’s Internet site at www.fordcredit.com contains information concerning Ford Credit and its affiliates. Hertz’s Internet site at www.hertz.com contains information concerning Hertz and its affiliates. The information at Ford Credit’s and Hertz’s Internet sites is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.
Incorporation by Reference
     Ford Credit may incorporate by reference the information it and Hertz have filed with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that Ford Credit and Hertz file later with the SEC will automatically update and supersede the previously filed information. The documents listed below and any future filings made by Ford Credit and Hertz with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Exchange Offers have been completed are incorporated by reference in the prospectus.
Ford Credit
•	Annual Report on Form 10-K for the year ended December 31, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

•	Current Reports on Form 8-K filed on January 5, 2005, January 20, 2005, January 31, 2005, February 1, 2005, March 2, 2005, March 18, 2005, April 1, 2005, April 8, 2005, April 14, 2005, April 20, 2005, May 4, 2005, May 25, 2005, June 1, 2005, June 14, 2005, June 21, 2005, July 1, 2005, July 19, 2005, August 2, 2005, August 26, 2005, September 1, 2005 and September 12, 2005.
These reports include information about Ford as well as information about Ford Credit.
Hertz
•	Annual Report on Form 10-K for the year ended December 31, 2004.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

•	Current Reports on Form 8-K filed on March 9, 2005, May 26, 2005, June 15, 2005, July 11, 2005 and September 14, 2005.

     You may request copies of these filings at no cost, by writing or telephoning Ford Credit’s principal executive offices at:
Ford Motor Credit Company
One American Road
Dearborn, MI 48126
Attn: Corporate Secretary
1-800-426-2888

THE EXCHANGE OFFERS
General
     Ford Credit hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying Consent and Letter of Transmittal, to exchange certain series of notes issued by Hertz for certain series of notes to be issued by Ford Credit. The Exchange Offers are being made in connection with the Sale Transaction and are subject to the terms and conditions of this prospectus, including the Sale Transaction Condition. The Sale Transaction Condition will be satisfied if the Sale Transaction is consummated. The Sale Transaction itself is subject to certain conditions as described under “Summary — The Sale Transaction.” The following table sets forth the various issues of Hertz Notes for which Ford Credit is offering to exchange its various series of notes to tendering holders of Hertz Notes in the Exchange Offers.

Percentage of Principal of Hertz Notes
Outstanding	Notes Issued by			Early
Principal	Hertz	CUSIP No./	Exchange Offer	Consent	Total	Notes to be Issued by
Amount	to be Exchanged	ISIN	Consideration	Premium	Consideration	Ford Credit
$600,000,000	6.350% Senior Notes due June 15, 2010	428040BU2/ US428040BU24%		%	%	6.350% Notes due June, 15, 2010

$500,000,000	7.40% Senior Notes due March 1, 2011	428040BQ1/ US428040BQ12%		%	%	7.40% Notes due March 1, 2011

$800,000,000	7 5/8% Senior Notes due June 1, 2012	428040BS7/ US428040BS77%		%	%	7 5/8% Notes due June 1, 2012

$250,000,000	6.9% Notes due August 15, 2014	428040BW8/ US428040BW89%		%	%	6.9% Notes due August 15, 2014

$250,000,000	7% Senior Notes due January 15, 2028	428040BJ7/ US428040BJ78%		%	%	7% Notes due January 15, 2028
     Holders of Hertz Notes must tender their Hertz Notes and deliver their Consents to the Proposed Amendments by 5:00 p.m., New York City time, on the Early Consent Date (         , 2005) to be eligible to receive the Total Consideration. Holders of Hertz Notes who tender their notes after 5:00 p.m., New York City time, on the Early Consent Date but before midnight, New York City time on the Expiration Date (         , 2005) will be eligible to receive the Exchange Offer Consideration, namely the Total Consideration less the Early Consent Premium.
     Concurrently with the Exchange Offers, Ford Credit is soliciting Consents from each registered holder of the Hertz Notes to the Proposed Amendments to the Hertz Indentures. See “The Proposed Amendments.” Hertz is also concurrently soliciting consents to the Proposed Amendments in connection with a cash tender offer for the Additional Hertz Notes issued pursuant to the Hertz 1994 Indenture and the Hertz 2001 Indenture. This prospectus is not soliciting any consent in connection with the cash tender offer for the Additional Hertz Notes.
     Each Hertz Indenture may be amended so that the Proposed Amendments affect only a particular series of Hertz Notes or so that the Proposed Amendments affect all Hertz Notes and Additional Hertz Notes issued pursuant to such Hertz Indenture. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to a particular series of Hertz Notes, the Requisite Consents must be received with respect to such series. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to all Hertz Notes and Additional Hertz Notes issued pursuant to a Hertz Indenture, the Requisite Consents must be received with respect to all outstanding Hertz Notes and Additional Hertz Notes issued pursuant to such Hertz Indenture.
     Subject to certain conditions described below, for each Hertz Note validly tendered (and concurrent Consent to the Proposed Amendments received) prior to 5:00 p.m., New York City time, on the Early Consent Date and accepted for exchange, you will receive a Ford Credit Note, which will accrue interest at the same annual interest rate and have the same interest payment dates and the same maturity date as the tendered Hertz Note. In order to receive the Total Consideration, you must tender by the Early Consent Date. The principal amount of the Ford Credit Note you receive in the exchange will equal the principal amount of the tendered Hertz Note multiplied by the percentage set forth in the column entitled “Total Consideration” in the table above for each series of Hertz

Notes. The Total Consideration includes an Early Consent Premium in addition to the Exchange Offer Consideration.
     Holders that tender Hertz Notes in the Exchange Offers are obligated to consent to the Proposed Amendments, with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes, and holders of Hertz Notes that consent to the Proposed Amendments are obligated to tender their Hertz Notes.
     Subject to certain conditions described below, for each Hertz Note validly tendered (and concurrent Consent to the Proposed Amendments received) after 5:00 p.m., New York City time, on the Early Consent Date but prior to midnight, New York City time, on the Expiration Date and accepted for exchange, you will receive a Ford Credit Note, which will accrue interest at the same annual interest rate and have the same interest payment dates and the same maturity date as the tendered Hertz Note. The principal amount of the Ford Credit Note you receive in the exchange will equal the principal amount of the tendered Hertz Note multiplied by the percentage set forth in the column entitled “Exchange Offer Consideration” in the table above for each series of Hertz Notes.
     Each Holder validly tendering their Hertz Notes in an Exchange Offer will receive a cash payment for interest accrued since the last interest payment date immediately preceding the Exchange Date, up to but not including the Exchange Date, payable on the Exchange Date. Interest on the Ford Credit Notes will begin accruing from the Exchange Date, which is expected to be one to three business days after the Expiration Date. However, as Ford Credit intends for the Exchange Date to coincide with the closing of the Sale Transaction, Ford Credit will extend the Expiration Date as necessary for this to occur.
     Tenders of Hertz Notes and deliveries of Consents, with respect to each series of Hertz Notes, may be validly withdrawn on or before the earlier of the Early Consent Date and the Consent Date (which is the day on which the Requisite Consents are received by series or by Hertz Indenture and the applicable Supplemental Indenture is executed).
     Ford Credit reserves the right at any time to terminate any or all of the Exchange Offers. In addition, during, in lieu of or after the consummation of any Exchange Offers, Ford Credit and its affiliates, including Hertz prior to the Sale Transaction, reserve the right to enter into any alternative transactions or purchase any outstanding Hertz Notes. If Ford Credit or its affiliates decide to enter into such transactions or purchase Hertz Notes, the total consideration for such Hertz Notes may be different from the Total Consideration offered in the Exchange Offers. There can be no assurance as to which, if any, of these alternatives or combinations Ford Credit or any of its affiliates could choose to pursue in the future.
Purpose of the Exchange Offers and Consent Solicitations
     In connection with the Sale Transaction, and to obtain incremental funding, Ford Credit has agreed to exchange the outstanding Hertz Notes for Ford Credit Notes pursuant to the Purchase Agreement. The Buyer will pay or cause to be paid to Ford Credit an amount equal to       % of the aggregate principal amount of, and accrued and unpaid interest on, the Hertz Notes that are exchanged. See “Summary — The Sale Transaction.” The purpose of the Consent Solicitations is to obtain the Requisite Consents to the Proposed Amendments to eliminate the restrictive covenants contained therein. See “Risk Factors.”
Conditions Precedent to the Exchange Offers
     Notwithstanding any other provisions of the Exchange Offers, and in addition to (and not in limitation of) Ford Credit’s rights to terminate, extend and/or amend any or all of the Exchange Offers, Ford Credit will not be required to accept for exchange any series of Hertz Notes tendered, and it may terminate or amend any or all of the Exchange Offers if the Sale Transaction has not been consummated. The Sale Transaction itself is subject to certain conditions as described above under “Summary — The Sale Transaction.” Ford Credit may also terminate or amend any or all of the Exchange Offers if in its reasonable judgment and regardless of the circumstances giving rise to the failure of the Sale Transaction Condition, including any action or omission to act by Ford Credit, it reasonably determines that the failure of the Sale Transaction Condition makes it inadvisable to proceed with the Exchange Offers or with the acceptance for exchange or exchange and issuance of the Ford Credit Notes.

     The Sale Transaction Condition is for the sole benefit of Ford Credit. Ford Credit may waive the Sale Transaction Condition, in whole or in part, in its sole discretion, with respect to any or all of the Exchange Offers. Any determination that Ford Credit makes concerning an event, development or circumstance shall be conclusive and binding.
     If the Sale Transaction Condition is not satisfied, Ford Credit may (a) terminate any or all of the Exchange Offers and promptly return all tendered Hertz Notes to the Holders thereof, (b) modify, extend or otherwise amend any or all of the Exchange Offers and retain all tendered Hertz Notes until the Expiration Date, as may be extended, subject, however, to the withdrawal rights of Holders (see “— Expiration Date; Extensions; Amendments” and “— Withdrawal of Tenders; Revocation of Consents” below) or (c) waive the unsatisfied condition, with respect to any or all of the Hertz Notes, and accept all such Hertz Notes tendered and not previously withdrawn.
     Except for the requirements of applicable U.S. federal and state securities laws, there are no federal or state regulatory requirements to be complied with or approvals to be obtained by Ford Credit in connection with the Exchange Offers which, if not complied with or obtained, would have a material adverse effect on Ford Credit.
Expiration Date; Extensions; Amendments
     For purposes of the Exchange Offers, the term “Expiration Date” shall mean midnight, New York City time, on            , 2005, subject to Ford Credit’s right to extend such date and time for the Exchange Offers in its sole discretion, in which case, the Expiration Date shall mean the latest date and time to which such Exchange Offer is extended.
     Ford Credit reserves the right, in its sole discretion, to (1) delay accepting any validly tendered Hertz Notes, (2) extend any or all of the Exchange Offers, (3) terminate any or all of the Exchange Offers at any time, including upon failure to satisfy the condition listed above or (4) amend any or all of the Exchange Offers, by giving oral (promptly confirmed in writing) or written notice of such delay, extension, termination or amendment to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     If Ford Credit amends the Exchange Offers in a manner that it determines constitutes a material change, it will extend such Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment, if the Exchange Offer would otherwise have expired during such five to ten business day period. Any change in the consideration offered to Holders of Hertz Notes in an Exchange Offer shall be paid to all Holders whose Hertz Notes have previously been tendered pursuant to such Exchange Offer. See “— Withdrawal of Tenders; Revocation of Consents” below.
     Without limiting the manner in which Ford Credit may choose to make a public announcement of any delay, extension, amendment or termination of an Exchange Offer, Ford Credit will comply with applicable securities laws by disclosing any such amendment by means of a prospectus supplement that it distributes to the Holders of the Hertz Notes. Ford Credit will have no other obligation to publish, advertise or otherwise communicate any such public announcement other than by making a timely release to any appropriate news agency, including Bloomberg Business News and the Dow Jones News Service.
Effect of Tender
     Any tender by a Holder of Hertz Notes (that is not validly withdrawn) will constitute a binding agreement between that Holder and Ford Credit upon the terms and subject to the conditions of this prospectus and the Consent and Letter of Transmittal. The acceptance of an Exchange Offer by a tendering Holder of Hertz Notes will constitute the agreement by that Holder to deliver good and marketable title to the tendered Hertz Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind. Holders that tender Hertz Notes in the Exchange Offers are obligated to consent to the Proposed Amendments, with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes, and the completion, execution and delivery by a Holder of the Consent and Letter of Transmittal in connection with the tender of Hertz Notes will be deemed to constitute the delivery of the Consent of such tendering Holder to the Proposed

Amendments, with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes.
Absence of Dissenters’ Rights
     Holders of the Hertz Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the Exchange Offers as the Hertz Notes are debt securities.
Acceptance of Hertz Notes
     The Ford Credit Notes will be delivered in book-entry form on the Exchange Date which Ford Credit anticipates will be from one to three business days following the Expiration Date of the Exchange Offers. However, as Ford Credit intends for the Exchange Date to coincide with the closing of the Sale Transaction, Ford Credit will extend the Expiration Date as necessary for this to occur.
     The payment of any accrued and unpaid interest shall be made on the Exchange Date by the deposit of the aggregate amount of cash due in immediately available funds by Ford Credit with the Exchange Agent, which will act as agent for tendering Holders for the purpose of receiving payment from Ford Credit and transmitting such payment to tendering Holders. Under no circumstances will interest on the cash payments be paid by Ford Credit by reason of any delay in making payment.
     Ford Credit will be deemed to have accepted validly tendered Hertz Notes when, and if, it has given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent. Subject to the terms and conditions of the Exchange Offers, the issuance of Ford Credit Notes will be recorded in book-entry form and any cash payment for accrued and unpaid interest and for reduction of principal will be paid and will be effected by the Exchange Agent on the Exchange Date upon receipt of such notice. The Exchange Agent will act as agent for tendering Holders of the Hertz Notes for the purpose of receiving book-entry transfers of Hertz Notes in the Exchange Agent’s account at DTC. If any tendered Hertz Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offers, or if Hertz Notes are withdrawn, such unaccepted or withdrawn Hertz Notes will be returned to such Holder by crediting to an account maintained at DTC designated by the DTC participant who so delivered such Hertz Notes, as promptly as practicable after the expiration or termination of the Exchange Offers.
Procedures for Tendering and Delivering Consents
     If you hold Hertz Notes and wish to have such securities exchanged for Ford Credit Notes and to deliver Consents to the Proposed Amendments, you must validly tender, or cause the valid tender of, your Hertz Notes using the procedures described in this prospectus and in the accompanying Consent and Letter of Transmittal.
     Only registered Holders of Hertz Notes are authorized to tender the Hertz Notes. The procedures by which you may tender or cause to be tendered Hertz Notes will depend upon the manner in which the Hertz Notes are held, as described below.
     Tender of Hertz Notes Held Through a Nominee
     If you are a beneficial owner of Hertz Notes that are held of record by a custodian bank, depositary, broker, trust company or other nominee, and you wish to tender Hertz Notes in the Exchange Offers and deliver Consents to the Proposed Amendments, you should contact the record holder promptly and instruct the record holder to tender the Hertz Notes on your behalf using one of the procedures described below.
     A beneficial owner which holds Hertz Notes through Euroclear or Clearstream Luxembourg and wishes to tender its Hertz Notes and deliver Consents to the Proposed Amendments must instruct Euroclear or Clearstream Luxembourg, as the case may be, to block the account in respect of the tendered Hertz Notes in accordance with the procedures established by Euroclear or Clearstream, Luxembourg. Beneficial owners are encouraged to contact Euroclear and Clearstream, Luxembourg directly to ascertain their procedure for tendering Hertz Notes.

     Tender of Hertz Notes Through DTC
     Pursuant to authority granted by DTC, if you are a DTC participant that has Hertz Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your Hertz Notes and deliver Consents to the Proposed Amendments as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Hertz Notes credited to their accounts. If you are not a DTC participant, you may tender your Hertz Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant. Within two business days after the date of this prospectus, the Exchange Agent will establish accounts with respect to the Hertz Notes at DTC for purposes of the exchange offer.
     Any participant in DTC may tender Hertz Notes and deliver Consents by:
     (a) effecting a book-entry transfer of the Hertz Notes to be tendered in the Exchange Offer into the account of the Exchange Agent at DTC by electronically transmitting its acceptance of the Exchange Offer through DTC’s Automated Tender Offer Program, or ATOP, procedures for transfer; if ATOP procedures are followed, DTC will then verify the acceptance, execute a book-entry delivery to the Exchange Agent’s account at DTC and send an agent’s message to the Exchange Agent. An “agent’s message” is a message, transmitted by DTC to and received by the Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC participant tendering Hertz Notes that the participant has received and agrees to be bound by the terms of the Consent and Letter of Transmittal and that Ford Credit may enforce the agreement against the participant. DTC participants following this procedure should allow sufficient time for completion of the ATOP procedures and/or the procedures of Euroclear and Clearstream, Luxembourg prior to the Expiration Date or Early Consent Date, as applicable; or
     (b) completing and signing the Consent and Letter of Transmittal according to the instructions and delivering it, together with any signature guarantees and other required documents, to the Exchange Agent at their addresses on the back cover page of this prospectus.
     With respect to option (a) above, the Exchange Agent and DTC have confirmed that the Exchange Offers are eligible for ATOP.
     The Consent and Letter of Transmittal (or facsimile thereof), with any required signature guarantees and other required documents, or (in the case of book-entry transfer) an agent’s message in lieu of the Consent and Letter of Transmittal, must be transmitted to and received by the Exchange Agent prior to the Expiration Date or the Early Consent Date, as applicable, at one of its addresses set forth on the back cover page of this prospectus. Delivery of such documents to DTC does not constitute delivery to the Exchange Agent.
     Consent and Letter of Transmittal
     By executing and delivering a Consent and Letter of Transmittal (or agreeing to the terms of a Consent and Letter of Transmittal pursuant to an agent’s message) and upon acceptance and exchange of such Hertz Notes, a tendering holder of Hertz Notes:
     • irrevocably sells, assigns and transfers to or upon the order of Ford Credit all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the Holder’s status as a Holder of the Hertz Notes tendered thereby;
     • irrevocably consents to the Proposed Amendments;
     • waives any and all rights with respect to the Hertz Notes;
     • releases and discharges Hertz, Ford Credit, and each of their affiliates and the trustees under the Hertz Indentures with respect to the Hertz Notes from any and all claims such holder may have, now or in the future, arising out of or related to the Hertz Notes, including, without limitation, any claims that such holder is entitled to participate in any redemption of the Hertz Notes;

     •    represents and warrants that the Hertz Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind;
     •    designates an account number of a DTC participant in which the Ford Credit Notes are to be credited; and
     •    irrevocably appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the Holder with respect to any tendered Hertz Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Hertz Notes tendered to be assigned, transferred and exchanged in the Exchange Offers.
     Proper Execution and Delivery of Consent and Letter of Transmittal
     If you wish to participate in the Exchange Offers, delivery of your Hertz Notes, signature guarantees and other required documents is your responsibility. Direct participants of Euroclear or Clearstream, Luxembourg should contact the Exchange Agent for assistance in filling out and delivering the Consent and Letter of Transmittal. Delivery is not complete until the required items are actually received by the Exchange Agent. If you mail these items, Ford Credit recommends that you (1) use registered mail with return receipt requested, properly insured, and (2) mail the required items sufficiently in advance of the Early Consent Date or Expiration Date, as applicable, with respect to such Exchange Offer to allow sufficient time to ensure timely delivery.
     Except as otherwise provided below, all signatures on a Consent and Letter of Transmittal or a notice of withdrawal, if applicable, must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. Signatures on a Consent and Letter of Transmittal need not be guaranteed if:
     •    the Consent and Letter of Transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the Hertz Notes and the holder(s) has not completed the portion entitled “Special Issuance and Payment Instructions” on the Consent and Letter of Transmittal; or
     •    the Hertz Notes are tendered for the account of an Eligible Guarantor Institution. See Instruction 3 in the Consent and Letter of Transmittal.
Withdrawal of Tenders; Revocation of Consents
     Tenders of Hertz Notes and deliveries of Consents, with respect to each series of Hertz Notes and the Hertz Indenture governing such series, may be validly withdrawn on or before the earlier of the Early Consent Date and the Consent Date (which is the day on which the Requisite Consents are received by series or by Hertz Indenture and the applicable Supplemental Indenture is executed) with respect to the applicable Supplemental Indenture which will apply to such Hertz Notes. Once withdrawal rights have expired on the earlier of the Early Consent Date and the Consent Date, tenders of Hertz Notes and deliveries of Consents may not be validly withdrawn, unless Ford Credit reduces the amount of the Exchange Offer Consideration, the Early Consent Premium or is otherwise required by law to permit withdrawal. Under certain of these circumstances, previously tendered Hertz Notes and delivered Consents may be validly withdrawn until the expiration of 10 business days after the date that notice of such reduction or requirement is first published or given or sent to Holders by Ford Credit. In the event of a termination of an Exchange Offer, the Hertz Notes tendered pursuant to such Exchange Offer will be promptly returned to the tendering Holders.
     Beneficial owners desiring to withdraw Hertz Notes previously tendered should contact the DTC participant through which such beneficial owners hold their Hertz Notes. In order to withdraw Notes previously tendered (and concurrently revoke Consents), a DTC participant may, prior to the applicable time, withdraw its instruction previously transmitted through ATOP by (1) withdrawing its acceptance through ATOP or (2) delivering to the Exchange Agent by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at the risk and election of the holder and must be timely received by the Exchange Agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the Exchange Agent. All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion

Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program. However, signatures on the notice of withdrawal need not be guaranteed if the Hertz Notes being withdrawn are held for the account of an Eligible Guarantor Institution. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.
     Withdrawals of tenders of Hertz Notes (and the concurrent revocation of Consents) may not be rescinded and any Hertz Notes withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offers, and the Consents related to such withdrawn Hertz Notes will be deemed to be revoked. Properly withdrawn Hertz Notes, however, may be retendered by following the procedures described above at any time prior to the Expiration Date of the Exchange Offers.
Miscellaneous
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Hertz Notes and deliveries of Consents in connection with the Exchange Offers will be determined by Ford Credit, in its sole discretion, and its determination will be final and binding. Ford Credit reserves the absolute right to reject any and all tenders not in proper form or the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. Ford Credit also reserves the absolute right to waive any defect or irregularity in the tender of any Hertz Notes in the Exchange Offers, and the interpretation by Ford Credit of the terms and conditions of the Exchange Offers (including the instructions in the Consent and Letter of Transmittal) will be final and binding on all parties. None of Ford Credit, Hertz, the Exchange Agent, the Information Agent, the Dealer Managers and Solicitation Agents or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
     Tenders of Hertz Notes involving any irregularities will not be deemed to have been made until such irregularities have been cured or waived. Hertz Notes received by the Exchange Agent in connection with the Exchange Offers that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the DTC participant who delivered such Hertz Notes by crediting an account maintained at DTC designated by such DTC participant as promptly as practicable after the Expiration Date of the relevant Exchange Offer or the withdrawal or termination of the relevant Exchange Offer.
     Ford Holdings has agreed to indemnify the Buyer and its directors, employees, representatives and affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Exchange Offers and any information utilized in connection therewith (other than information provided by the Buyer or its affiliates other than Hertz and certain of its subsidiaries prior to the Sale Transaction) pursuant to the Purchase Agreement.
Transfer Taxes
     Ford Credit will pay all transfer taxes, if any, applicable to the transfer and exchange of Hertz Notes to it in the Exchange Offers. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering Holder. Other reasons transfer taxes could be imposed include:
•	if Ford Credit Notes in book-entry form are to be registered in the name of any person other than the person signing the Consent and Letter of Transmittal; or

•	if tendered Hertz Notes are registered in the name of any person other than the person signing the Consent and Letter of Transmittal.
If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the Consent and Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering Holder and/or withheld from any payments due with respect to the Hertz Notes tendered by such Holder.

Exchange Agent
     has been appointed the Exchange Agent for the Exchange Offers. Consents and Letters of Transmittal, and all correspondence in connection with the Exchange Offers should be sent or delivered by each Holder of Hertz Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the Exchange Agent at the address, telephone number and fax number set forth on the back cover page of this prospectus. Ford Credit will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.
Information Agent
     has been appointed the Information Agent for the Exchange Offers, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this prospectus or the Consents and Letters of Transmittal should be directed to the Information Agent at the address, telephone number set forth on the back cover page of this prospectus. Holders of Hertz Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the Exchange Offers.
Dealer Managers and Solicitation Agents
     Ford Credit has retained Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., and Lehman Brothers Inc. to act as dealer managers, in exchange for customary fees, in connection with the Exchange Offers and solicitation agents in connection with the Consent Solicitations, the “Dealer Managers and Solicitation Agents.”
     The obligations of the Dealer Managers and Solicitation Agents are subject to certain conditions. Ford Credit has agreed to indemnify the Dealer Managers and Solicitation Agents against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Dealer Managers and Solicitation Agents may be required to make in respect thereof. Questions regarding the terms of the Exchange Offers may be directed to the Dealer Managers and Solicitation Agents at the addresses set forth on the back cover page of this prospectus.
     From time to time, the Dealer Managers and Solicitation Agents and their affiliates have provided investment banking and other services to Ford, Ford Credit, Hertz and other of their affiliates for customary compensation. J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc. have advised and are currently advising Ford in connection with the Sale Transaction. In addition, on May 26, 2005, Hertz entered into an interim credit facility with an aggregate availability of up to $3.0 billion with J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Citigroup Global Markets Inc. and/or their affiliates as the arrangers and initial lenders, JPMorgan Chase Bank, N.A. as the U.S. administrative agent and JPMorgan Chase Bank, N.A., Toronto Branch as the Canadian administrative agent. The interim credit facility matures on November 23, 2005, and is expected to be repaid with a portion of the proceeds of the financing for the Sale Transaction. Robert E. Rubin, a member of the Office of the Chairman of Citigroup Inc., the parent company of Citigroup Global Markets Inc., is a director of Ford. Richard A. Manoogian, a director of JPMorgan Chase & Co., is also a director of Ford.
     Deutsche Bank AG, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have advised and are currently advising the Buyer in connection with the Sale Transaction, and will receive compensation for these services. In addition, on September 12, 2005, Lehman Brothers Inc., Lehman Commercial Paper Inc., Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Goldman Sachs Credit Partners L.P., Goldman, Sachs & Co., JPMorgan Chase Bank N.A., J.P. Morgan Securities Inc. and certain other parties executed a commitment letter to arrange debt financing for the Buyer and Hertz or certain of its subsidiaries in connection with the financing for the Sale Transaction. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation are affiliates of Merrill Lynch Global Private Equity.
     No action has been or will be taken in any jurisdiction (except the United States) that would permit a public offering of the Ford Credit Notes, or the possession, circulation or distribution of this prospectus or any material relating to Hertz, the Hertz Notes, Ford Credit or the Ford Credit Notes in any jurisdiction where action for that purpose is required. Accordingly, the Ford Credit Notes included in this offering may not be offered, sold or exchanged, directly or indirectly, and neither this prospectus or any other offering material or advertisements in connection with this offering may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.
     In relation to each Member State of the European Economic Area which has implemented the EU Prospectus Directive, as defined below (each, a “Relevant Member State”), each Dealer Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Ford Credit Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Ford Credit Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Ford Credit Notes to the public in that Relevant Member State at any time:
(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by Ford Credit of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of Ford Credit Notes to the public” in relation to any Ford Credit Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ford Credit Notes to be offered so as to enable an investor to decide to exchange Hertz Notes for Ford Credit Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
     Each Dealer Manager has represented, warranted and agreed that: (i) it has not made or will not make an offer of Ford Credit Notes to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000, as amended, or “FSMA,” except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA received by it in connection with the issue, sale or exchange of any Ford Credit Notes included in this offering in circumstances in which section 21(1) of the FSMA does not apply to Ford Credit; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Ford Credit Notes in, from or otherwise involving the United Kingdom.
Other Fees and Expenses
     Tendering Holders of Hertz Notes will not be required to pay any expenses of soliciting tenders in the Exchange Offers, including any fee or commission to the Dealer Managers and Solicitation Agents. However, if a tendering Holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.
     The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or other electronic means or in person by the Dealer Managers and Solicitation Agents and the Information Agent, as well as by officers and other employees of Ford Credit and its affiliates.

THE PROPOSED AMENDMENTS
     Each Hertz Indenture may be amended so that the Proposed Amendments affect only a particular series of Hertz Notes or so that the Proposed Amendments affect all notes issued pursuant to such Hertz Indenture. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to a particular series of Hertz Notes, holders of at least a majority in principal amount of all outstanding Hertz Notes of such series must consent to them. In order for the Proposed Amendments to a Hertz Indenture to be adopted with respect to all notes issued pursuant to a Hertz Indenture, holders of at least a majority in principal amount of all outstanding notes issued pursuant to such Hertz Indenture must consent to them. The consents of a majority of the outstanding principal of a series of Hertz Notes or all notes issued pursuant to a Hertz Indenture, as applicable, are referred to herein as the Requisite Consents. In order for the Proposed Amendments to be adopted with respect to all notes issued under a Hertz Indenture, it may be necessary to receive consents from holders of the Additional Hertz Notes, and Proposed Amendments may be adopted with respect to all series of notes issued pursuant to a Hertz Indenture, even if a majority of the outstanding principal amount of a series of Hertz Notes does not consent to the Proposed Amendments. If the Requisite Consents to amend the Hertz Indentures with respect to all of the notes outstanding thereunder have not been received, the Hertz Indentures may be amended with respect to individual series of Hertz Notes for which the Requisite Consents have been received.
     Ford Credit is soliciting, on behalf of Hertz, the Consents of the Holders to the Proposed Amendments to the Hertz 1994 Indenture and the Hertz 2001 Indenture, substantially in the form set forth below. All statements herein regarding the substance of any provision of the Proposed Amendments and the Hertz Indentures are qualified in their entirety by reference to the language set forth below and to the Hertz Indentures themselves. Initially capitalized terms used below that are not otherwise defined herein shall have the meanings assigned to them in the relevant Hertz Indenture.
          The Proposed Amendments to the Hertz 1994 Indenture and the Hertz 2001 Indenture would eliminate restrictive covenants, eliminate the cross-acceleration Event of Default, amend Sections 801 of the Hertz Indentures, “Company May Consolidate, etc., under Certain Conditions,” contained therein, eliminate Sections 804 of the Hertz Indentures, “Opinions of Counsel and Officers’ Certificate,” add a new Section 909 to the Hertz Indentures, “Limitation on Revocation of Consents” and make certain other changes in each Hertz Indenture of a technical or conforming nature, including the deletion of certain definitions and the elimination of certain cross references. The Proposed Amendments would include:
(i)	elimination of Section 501(7) — cross-acceleration event of default;

(ii)	amendment of Section 801 — Company May Consolidate, etc., Under Certain Conditions;

(iii)	elimination of Section 803 – Limitations on Mergers, etc.;

(iv)	elimination of Section 804 – Opinions of Counsel and Officers’ Certificate;

(v)	addition of new Section 909 – Limitation on Revocation of Consents;

(vi)	elimination of Section 1004 – Limitations on Secured Debt; and

(vii)	elimination of Section 1005 – Limitations on Sale and Leaseback Transactions.
     The Proposed Amendments will be set forth in a supplemental indenture to the Hertz 1994 Indenture with respect to all notes issued thereunder, the “Hertz 1994 Supplemental Indenture,” or in separate supplemental indentures to the Hertz 1994 Indenture with respect to individual series of Hertz Notes thereunder, the “Hertz 1994 Supplemental Indentures,” and in a supplemental indenture to the Hertz 2001 Indenture with respect to all notes issued thereunder, the “Hertz 2001 Supplemental Indenture,” or in separate supplemental indentures to the Hertz 2001 Indenture with respect to individual series of Hertz Notes thereunder, the “Hertz 2001 Supplemental Indentures,” as the case may be. Each such executed Hertz 1994 Supplemental Indenture or Hertz 2001

Supplemental Indenture shall be referred to herein as a “Supplemental Indenture” and, in the aggregate, the “Supplemental Indentures.” Ford Credit and Hertz reserve the right to make certain technical changes to the Hertz Indentures pursuant to the provisions thereof and to include such changes in the Hertz Supplemental Indentures.
     The Supplemental Indentures, with respect to all notes issued under a Hertz Indenture or individual series of Hertz Notes, as the case may be, will be executed by Hertz and the relevant Trustee as of the date that the requisite percentage of holders consent, the “relevant Consent Date.” However, each Hertz Indenture will remain in effect, without giving effect to the Proposed Amendments, until the Proposed Amendments become operative on the Exchange Date. The Proposed Amendments, with respect to each Hertz Indenture, are being presented as one proposal. Consequently, the tender of Hertz Notes by a Holder prior to the Consent Date is the delivery of a Consent to all of the Proposed Amendments to the Hertz Indenture governing such Hertz Notes and any such tender prior to the Consent Date will be counted towards achieving the Requisite Consents with respect to all notes issued under the applicable Hertz Indenture governing such Hertz Notes or with respect to the individual series of such Hertz Notes, as the case may be. A Consent purporting to consent to only some of the Proposed Amendments will not be valid. If the Proposed Amendments become operative with respect to all notes issued under a Hertz Indenture or with respect to an individual series of Hertz Notes, as the case may be, the Holders of Hertz Notes of any series affected by such amendments that are not exchanged will be bound by the Proposed Amendments, even though they have not consented to the Proposed Amendments.
     Holders that consent to the Proposed Amendments are obligated to tender Hertz Notes in the Exchange Offers, and Holders that tender Hertz Notes in the Exchange Offers are obligated to consent to the Proposed Amendments with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes. Pursuant to the terms of the Consent and Letter of Transmittal, the completion, execution and delivery by a Holder of the Consent and Letter of Transmittal in connection with the tender of Hertz Notes will be deemed to constitute the delivery of the Consent of such tendering Holder to the Proposed Amendments with respect to the series of such Hertz Notes and with respect to the Hertz Indenture which governs such Hertz Notes.
     In addition to the Hertz Notes subject to the Exchange Offers, the Additional Hertz Notes are outstanding under the Hertz 1994 Indenture and the Hertz 2001 Indenture, respectively. Concurrently with the Exchange Offers, Hertz is offering to purchase for cash these Additional Hertz Notes as well as soliciting consents to the Proposed Amendments from the holders of the Additional Hertz Notes. Therefore, consents may be needed from the holders of the Additional Hertz Notes in order to obtain the Requisite Consents to approve the Proposed Amendments with respect to all notes issued pursuant to a Hertz Indenture, and the Proposed Amendments may be adopted with respect to all series of notes issued pursuant to a Hertz Indenture, even if a majority of the outstanding principal of a particular series of Hertz Notes does not consent to the Proposed Amendments.
     If the Exchange Offers are consummated, the Supplemental Indentures are executed and the Proposed Amendments become operative, Holders of Hertz Notes that are not properly tendered for exchange pursuant to the Exchange Offers for any reason will no longer be entitled to the benefits of certain covenants and certain other provisions of the Hertz Indentures after such provisions have been eliminated or modified by the Proposed Amendments. The Proposed Amendments would amend the Hertz Indentures to eliminate the restrictive covenants, including, without limitation, covenants relating to the ability of Hertz and its restricted subsidiaries to incur secured indebtedness and enter into a merger, consolidation or sale of all or substantially all of Hertz’s assets. The elimination or modification of the foregoing provisions would permit Hertz to take actions that could increase the credit and other risks faced by the Holders of any remaining Hertz Notes, adversely affect the market price of such Hertz Notes, structurally subordinate the Hertz Notes to all secured indebtedness of Hertz, without limitation, or otherwise be adverse to the interests of the Holders of such remaining Hertz Notes. See “Risk Factors — The Proposed Amendments will Eliminate the Restrictive Covenants Contained in the Hertz Indentures.” In addition, as a result of the Exchange Offers, the aggregate principal amount of Hertz Notes that remains outstanding is expected to be significantly reduced, which may adversely affect the liquidity and, consequently, the market prices for Hertz Notes, if any, that remain outstanding after consummation of the Exchange Offers. See “Risk Factors — Reduced Liquidity of Hertz Notes.”
     The Proposed Amendments will not relieve Hertz from its obligation to make scheduled payments of principal and accrued interest on the Hertz Notes not exchanged pursuant to the Exchange Offers in accordance with the terms of the relevant Hertz Indenture as currently in effect. Although it is anticipated that Hertz will be subject to covenants contained in other agreements, including pursuant to the new financing that Hertz intends to incur in connection with the Sale Transaction, Holders who do not tender their Hertz Notes will not be direct beneficiaries of such covenants, meaning that such Holders will not be able to enforce these other covenants, and such other covenants will be subject to change without consent of such Holders.
     If the Requisite Consents are not received for any Hertz Indenture or for any series of Hertz Notes, the Hertz Notes issued pursuant to such Hertz Indenture or of such series, as the case may be, that are not exchanged in the Exchange Offers will not be affected by the Proposed Amendments and will continue to benefit from the restrictive covenants in the Hertz Indenture. Any financing transactions entered into in connection with the Sale Transaction would then be effected on a basis consistent with the present terms of the Hertz Indentures. For any series of Hertz Notes as to which the Requisite Consents have been obtained, the Hertz Notes of such series that are not exchanged in an Exchange Offer will remain outstanding subject to a Supplemental Indenture that reflects the Proposed Amendments.
     The Hertz Indentures shall be amended by the Proposed Amendments as follows:
Section 501(7) — Cross-acceleration Event of Default
     [Insert: Intentionally omitted.]
     [Delete: (7) default as defined in any mortgage, indenture (including this Indenture), note agreement or instrument, under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness of the Company in excess of $25,000,000, whether such indebtedness now exists or shall hereafter be created, shall happen and shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable (including a default in respect of any other series of Securities under this Indenture), and such acceleration shall not be rescinded or annulled within ten days after written notice shall have been given to the Company by the Trustee, by registered or certified mail, or shall have been given to the Company and the Trustee by the Holders of 25% or more in principal amount of the Outstanding Securities of that series; or]
Section 801 Company May Consolidate, etc., under Certain Conditions
     [Insert: Subject to the provisions of Section 803, the Company may consolidate with or merge into any other corporation or sell, convey or transfer its properties and assets substantially as an entirety to any Person, provided that the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety shall, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, expressly assume the due and punctual payment of the principal of and interest, if any, on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed.]
     [Delete: Section 801. Company May Consolidate, etc., under Certain Conditions.
     Subject to the provisions of Section 803, the Company may consolidate with or merge into any other corporation or sell, convey or transfer its properties and assets substantially as an entirety to any Person, provided that:
     (1) the corporation formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety shall be a corporation organized and existing under the laws of the United States of America or any state or the District of Columbia and shall, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, expressly assume the due and punctual payment of the principal of and interest, if any, on all the Securities and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; and

(2) immediately after giving effect to such transaction, no Event of Default with respect to any series of Securities, and no event which, after notice or lapse of time, or both, would become an Event of Default with respect to any series of Securities, shall have happened and be continuing.]
Section 803 Limitations on Mergers, etc.
     [Insert: Intentionally omitted.]
     [Delete: Section 803. Limitations on Mergers, etc.
     The Company may not consolidate with, merge into, or sell, convey or transfer its properties and assets substantially as an entirety to, another Person, if, as a result of such consolidation, merger, sale, conveyance or transfer, any property owned by the Company or a Restricted Subsidiary immediately prior thereto would be subjected to a Security Interest, unless (a) simultaneously therewith or prior thereto effective provision shall be made for the securing (equally and ratably with any other indebtedness of or guaranteed by the Company then entitled thereto) of the due and punctual payment of the principal of and interest on all of the Securities by a prior lien upon such property, or (b) the Company would be permitted to create such Security Interest pursuant to Section 1004 without equally and ratably securing the Securities.]
Section 804 Opinions of Counsel and Officers’ Certificate
     [Insert: Intentionally omitted.]
     [Delete: The Company shall deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel as conclusive evidence for and stating that any such consolidation, merger, sale or conveyance and assumption complies with the provisions of this Article Eight, that all conditions precedent herein provided for relating to such transaction have been complied with and that it is proper for the Trustee under the provisions of this Indenture to join in the execution of the supplemental indenture provided for in Section 901.]
Addition of New Section 909 Limitation on Revocation of Consents
     [Insert: Section 909. Limitation on Revocation of Consents.
     After the Company shall have given notice to the Trustee that the required consents, as specified in this Indenture, to approve a supplemental indenture or waiver have been received, Holders having given such consent will no longer be permitted to revoke such consent. Such consent shall be conclusive and binding on such Holders and upon all future Holders and owners of such Securities, irrespective of whether or not any notation in regard thereto is made upon such Securities. Any consent given by the Holders of the percentage in aggregate principal amount of the Securities of a particular series or of all Securities issued pursuant to this Indenture as specified in this Indenture in connection with such consent shall be binding upon the Company, the Trustee and the Holders of all the Securities of such series or of all Securities issued pursuant to this Indenture, as applicable.]
Section 1004 Limitations on Secured Debt
     [Insert: Intentionally omitted.]
     [Delete: The Company will not at any time create, incur, assume or guarantee, and will not cause, suffer or permit a Restricted Subsidiary to create, incur, assume or guarantee, any Secured Debt, without making effective provision whereby all Securities then outstanding of any series and any other indebtedness of or guaranteed by the Company or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the Security Interest securing such Secured Debt equally and ratably with any and all other obligations and indebtedness thereby secured (subject, however, to applicable priorities of payment), so long as any such Secured Debt remains outstanding; provided, however, that the foregoing covenants shall not apply to:
     (i) any Security Interest existing on the date of this Indenture;

          (ii) any Security Interest existing on property at the time such property is acquired by the Company or a Restricted Subsidiary; provided such Security Interest is limited to all or part of the property so acquired;
          (iii) (i) any Security Interest existing on the property or on the outstanding shares or indebtedness of a corporation at the time such corporation becomes a Restricted Subsidiary, or (ii) subject to the provisions of Section 803, any Security Interest on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; provided, in each such case, that such Security Interest does not extend to any property owned prior to such transaction by the Company or any Restricted Subsidiary which was a Restricted Subsidiary prior to such transaction;
          (iv) any Security Interest in favor of the Company or any Restricted Subsidiary;
          (v) Mechanics’, materialmen’s, carriers’ or other like liens, arising in the ordinary course of business;
          (vi) Liens of taxes or assessments for the then current year not at the time due, or the liens of taxes or assessments already due but the validity of which is being contested in good faith and against which adequate reserves have been established;
          (vii) Judgment liens, so long as the finality of such judgment is being contested in good faith and execution thereon is stayed;
          (viii) Security Interests in property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or agency or instrumentality thereof to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Security Interests;
          (ix) Security Interest on Business Equipment;
          (x) any Security Interest given or executed by the Company or any Restricted Subsidiary to secure an amount not in excess of the purchase price or fair value at the time of acquisition, whichever, in the opinion of the Company, shall be less, on, any property (other than Rental Equipment) which may be acquired after the date of this Indenture by the Company or any Restricted Subsidiary; provided, that such Security Interest is limited to the property so acquired;
          (xi) Security Interests on properties financed through tax-exempt municipal obligations; provided, that such Security Interest is limited to the property so financed; or
          (xii) any refunding, renewal, extension or replacement (or successive refundings, renewals, extensions or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) to (k) inclusive; provided, however, that the principal amount of indebtedness secured in such refunding, renewal, extension or replacement does not exceed that secured at the time by such Security Interest and, provided, further, that such renewal, refunding, extension or replacement of such Security Interest is limited to all or part of the same property subject to such Security Interest being refunded, renewed, extended or replaced.
     Notwithstanding the foregoing provisions of this Section 1004, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee Secured Debt which would otherwise be subject to the foregoing restrictions in an aggregate amount which, together with all other Secured Debt of the Company and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Secured Debt permitted to be secured under subparagraphs (a) through (1), inclusive above) and the aggregate value of the Sale and Leaseback Transactions in existence at such time (not including Sale and Leaseback Transactions the proceeds of which have been or will be applied in accordance with Section 1005), does not at the time of incurrence exceed 10% of Consolidated Net Worth and Subordinated Debt.]

     Section 1005 Limitations on Sale and Leaseback Transactions
     [Insert: Intentionally omitted.]
     [Delete: The Company will not, and will not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless (a) the Company or such Restricted Subsidiary would be entitled, pursuant to the provisions of Section 1004 hereof (without reference to subSections (a) through (1) thereof), to incur Secured Debt equal in amount to the amount realized or to be realized upon the sale or transfer involved in such Sale and Leaseback Transaction, secured by a Security Interest on the property to be leased without securing all Securities then outstanding of any series as provided in Section 1004 or (b) the Company or a Restricted Subsidiary shall apply, within 120 days after such sale or transfer, an amount equal to the fair value of the property so leased (as determined by the Board of Directors of the Company) to the repayment of Senior Debt of the Company or of any Restricted Subsidiary (other than Senior Debt owed to the Company or any Restricted Subsidiary) then prepayable, on a pro rata basis, according to the respective principal amounts of Senior Debt then held by the various holders thereof.]
Deletion of Certain Definitions
     The definitions for the following terms shall be deleted from the Hertz Indentures as these definitions will no longer be applicable after giving effect to the Proposed Amendments:
•	Business Equipment;

•	Consolidated Net Worth and Subordinated Debt;

•	Principal Property;

•	Rental Equipment;

•	Restricted Subsidiary;

•	Sale and Leaseback Transactions;

•	Secured Debt;

•	Security Interest;

•	Senior Debt;

•	Subordinated Debt; and

•	Unrestricted Subsidiary.

DESCRIPTION OF THE FORD CREDIT NOTES
     Ford Credit will issue the Ford Credit Notes under the Ford Credit Indenture. The Ford Credit Indenture may be supplemented from time to time.
     The Ford Credit Indenture is a contract between Ford Credit and JPMorgan Chase Bank, N.A. acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against Ford Credit if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for Ford Credit.
     The Ford Credit Indenture is summarized below. Because this discussion is a summary, it does not contain all of the information that may be important to you. Ford Credit has filed the Ford Credit Indenture as an exhibit to this registration statement, and it suggests that you read those parts of the Ford Credit Indenture that are important to you. You especially need to read the Ford Credit Indenture to get a complete understanding of your rights and its obligations under the covenants described below under “Limitation on Liens” and “Merger and Consolidation.” Throughout the summary, parenthetical references to the Ford Credit Indenture are included so that you can easily locate the provisions being discussed. As used in this section “Description of the Ford Credit Notes,” the term “Trustee” refers to JPMorgan Chase Bank, N.A., the successor trustee under the Ford Credit Indenture.
General
     Each series of Ford Credit Notes will be unsecured obligations of Ford Credit and will accrue interest and will mature, each as described below:
•	The Ford Credit 6.350% Notes due June 15, 2010 (the “Ford Credit 2010 Notes”) will mature on June 15, 2010. Interest on the Ford Credit 2010 Notes will accrue at the rate of 6.350% per annum.

•	The Ford Credit 7.40% Notes due March 1, 2011 (the “Ford Credit 2011 Notes”) will mature on March 1, 2011. Interest on the Ford Credit 2011 Notes will accrue at the rate of 7.40% per annum.

•	The Ford Credit 7 5/8% Notes due June 1, 2012 (the “Ford Credit 2012 Notes”) will mature on June 1, 2012. Interest on the Ford Credit 2012 Notes will accrue at the rate of 7 5/8% per annum.

•	The Ford Credit 6.9% Notes due August 15, 2014 (the “Ford Credit 2014 Notes”) will mature on August 15, 2014. Interest on the Ford Credit 2014 Notes will accrue at the rate of 6.9% per annum.

•	The Ford Credit 7% Notes due January 15, 2028 (the “Ford Credit 2028 Notes”) will mature on January 15, 2028. Interest on the Ford Credit 2028 Notes will accrue at the rate of 7% per annum.
     Interest on the Ford Credit Notes will be payable as follows:
•	The Ford Credit 2010 Notes will bear interest from the Exchange Date, and interest will be payable on June 15 and December 15 of each year (each such day a “2010 Note Interest Payment Date”), commencing December 15, 2005, to the persons in whose names the Ford Credit 2010 Notes were registered at the close of business on the 15th day preceding the respective 2010 Note Interest Payment Date, subject to certain exceptions.

•	The Ford Credit 2011 Notes will bear interest from the Exchange Date, and interest will be payable on March 1 and September 1 of each year (each such day a “2011 Note Interest Payment Date”), commencing March 1, 2006, to the persons in whose names the Ford Credit 2011 Notes were registered at the close of business on the 15th day preceding the respective 2011 Note Interest Payment Date, subject to certain exceptions.

•	The Ford Credit 2012 Notes will bear interest from the Exchange Date, and interest will be payable on June 1 and December 1 of each year (each such day a “2012 Note Interest Payment Date”), commencing December 1, 2005, to the persons in whose names the Ford Credit 2012 Notes were registered at the close of business on the 15th day preceding the respective 2012 Note Interest Payment Date, subject to certain exceptions.

•	The Ford Credit 2014 Notes will bear interest from the Exchange Date, and interest will be payable on February 15 and August 15 of each year (each such day a “2014 Note Interest Payment Date”), commencing February 15, 2006, to the persons in whose names the Ford Credit 2014 Notes were registered at the close of business on the 15th day preceding the respective 2014 Note Interest Payment Date, subject to certain exceptions.

•	The Ford Credit 2028 Notes will bear interest from the Exchange Date, and interest will be payable on January 15 and July 15 of each year (each such day a “2028 Note Interest Payment Date”), commencing January 15, 2006, to the persons in whose names the Ford Credit 2028 Notes were registered at the close of business on the 15th day preceding the respective 2028 Note Interest Payment Date, subject to certain exceptions.
     Interest on the Ford Credit Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Ford Credit Indenture does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Ford Credit Indenture.
     With respect to any series of the Ford Credit Notes, Ford Credit may, from time to time, without the consent of the holders of such series of Ford Credit Notes, create and issue additional notes having the same ranking and the same interest rate, maturity and other terms as such series of Ford Credit Notes. Any additional notes will, together with the applicable series of Ford Credit Notes, constitute a single series of notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to such series of Ford Credit Notes.
     The Ford Credit Notes will be unsecured obligations of Ford Credit. Ford Credit Notes will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only).
Ford Credit Notes Redeemable for Tax Reasons
     Payment of Additional Amounts
     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Ford Credit 2010 Notes, the Ford Credit 2011 Notes, the Ford Credit 2012 Notes and the Ford Credit 2014 Notes, together the “Tax Redeemable Notes,” any additional amounts that are necessary in order that the net payment by Ford Credit’s paying agents of the principal of and interest on the Tax Redeemable Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Tax Redeemable Notes to be then due and payable, provided, however, that the foregoing obligation to pay additional amounts shall not apply:
(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:
(a) being or having been present or engaged in a trade or business in the United States or having or having had a permanent establishment in the United States;
(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;
(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid U.S. federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit as defined in Section 871(h)(3) of the United States Internal Revenue Code or any successor provision;
(2) to any holder that is not the sole beneficial owner of the Tax Redeemable Notes, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;
(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Tax Redeemable Notes, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;
(4) to a tax, assessment or government charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;
(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
(6) to any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or similar tax, assessment or other governmental charge;
(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Tax Redeemable Notes, if such payment can be made without such withholding by any other paying agent; and
(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).
     The Tax Redeemable Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “— Payment of Additional Amounts” and under the heading “— Redemption for Tax Reasons,” Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.
     As used under this heading “— Payment of Additional Amounts” and under the headings “—Redemption for Tax Reasons,” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source, or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. “Non-United States person” means a person who is not a United States person.
          Redemption for Tax Reasons
     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof and therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus, Ford Credit becomes or will become obligated to pay additional amounts with respect to any Tax Redeemable Notes as described herein under the heading “— Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after the date of this prospectus, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, such series of Tax Redeemable Notes on not less than 30 nor more than 60 days’ prior published notice in The City of New York in the Wall Street Journal (Eastern Edition) and in London in the Financial Times at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Tax Redeemable Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “— Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Tax Redeemable Notes pursuant to their terms.
     Non-redeemable Ford Credit Notes
     The Ford Credit 2028 Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.
Limitation on Liens
     If Ford Credit or any Restricted Subsidiary (as defined in the Ford Credit Indenture) shall pledge or otherwise subject to any lien (as defined in the Ford Credit Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:
•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04.)
Merger and Consolidation
     The Ford Credit Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Ford Credit Notes shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the debt securities. (Section 8.03).

Events of Default and Notice Thereof
     The Ford Credit Indenture defines an “Event of Default” as being any one of the following events:
•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the Ford Credit Notes for 90 days after notice; and

•	certain events of bankruptcy, insolvency or reorganization.
     An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)
     If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal, the portion of the principal amount of all of the notes of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the Ford Credit Notes of that series can void the declaration. (Section 5.02.)
     The Ford Credit Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)
     Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Ford Credit Indenture. (Section 10.05.)
     Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Ford Credit Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of Ford Credit Notes may direct the Trustee how to act under the Ford Credit Indenture. (Section 5.12.)
Modification of the Indenture
     With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)
Global Securities
     Each series of the Ford Credit Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Ford Credit Notes in definitive form will not be issued, unless the Depository notifies Ford Credit that it is unwilling or unable to continue as depository for the Global Notes and Ford Credit fails to appoint a successor depository within 90 days or unless otherwise determined, at Ford Credit’s option. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository.

     Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg, and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.
     Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.
     Distributions with respect to Ford Credit Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.
     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
     The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR1 billion.
     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations that are participants in such systems. The Ford Credit Notes have been approved by Euroclear and Clearstream Luxembourg.
     Distributions with respect to Ford Credit Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Ford Credit Notes are issued, Ford Credit will promptly provide notice to the holders of the Ford Credit Notes and appoint a paying agent and transfer agent in Luxembourg.
Global Clearance and Settlement Procedures
     Secondary market trading between participants of the Depository (“DTC Participants”) will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.
     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Ford Credit Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.
     Because of time-zone differences, credits of Ford Credit Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Ford Credit Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Ford Credit Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.
     Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Ford Credit Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
     The following summary describes certain United States federal income tax consequences resulting from the Exchange Offers and the adoption of the Proposed Amendments that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below). The following summary does not purport to be a full description of all United States federal income tax consequences of the Exchange Offers, the adoption of the Proposed Amendments and the continued ownership of the Ford Credit Notes, and does not address any other taxes that might be applicable to a holder of the Hertz Notes or Ford Credit Notes (collectively, the “Notes”), such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of Notes in light of their particular circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities, controlled foreign corporations, passive foreign investment companies, certain expatriates or former long-term residents of the United States and Holders of the Notes whose “functional currency” is not the United States dollar. The discussion below assumes that the Notes are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
     The following summary is based upon currently existing provisions of the Code, the applicable United States Treasury regulations promulgated and proposed under the Code, judicial decisions and administrative interpretations, all of which are subject to change, possibly on a retroactive basis. Such changes could affect the tax consequences to holders of the Notes. In addition, neither Hertz nor Ford Credit will seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States federal income tax treatment of the Exchange Offers and the adoption of the Proposed Amendments, and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. If you are considering tendering Hertz Notes pursuant to the Exchange Offers, you should consult your own tax advisors concerning the United States federal income tax consequences in light of your particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.
     As used herein, a “U.S. Holder” means a holder of a Note that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a holder (other than a partnership) that is not a U.S. Holder.
     If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding Notes should consult their own tax advisors.
     The following discussion is for general information only and is not tax advice. Accordingly, you should consult your own tax advisors as to the particular tax consequences to you of tendering your Hertz Notes pursuant to the Exchange Offers and the adoption of the Proposed Amendments, including the applicability and effect of any state, local or non-United States tax laws and any recent or prospective changes in applicable tax laws.
U.S. Holders
     The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. Holder.

     Consequences of the Exchange
     The exchange of Hertz Notes for Ford Credit Notes (and any cash payments) pursuant to the Exchange Offers will constitute a taxable transaction for United States federal income tax purposes. Accordingly, subject to the discussion below regarding the possible treatment of the Early Consent Premium as separate consideration, if you exchange Hertz Notes for Ford Credit Notes pursuant to the Exchange Offers, you will generally recognize gain or loss equal to the difference between (i) the sum of the issue price of the Ford Credit Notes received plus any cash received (less an amount equal to any accrued and unpaid interest on the Hertz Notes that was not previously included in income, which will be treated as ordinary interest income) and (ii) your adjusted tax basis in the Hertz Notes. Your adjusted tax basis in a Hertz Note will, in general, be your cost therefor increased by market discount, if any, previously included in income, and reduced by any bond premium previously amortized.
     The “issue price” of the Ford Credit Notes depends upon whether the Notes are considered “publicly traded” within the meaning of applicable Treasury regulations. If the Notes are not publicly traded, the issue price of the Ford Credit Notes would be their stated principal amount. If the Ford Credit Notes are publicly traded, their issue price would be their fair market value on the date of the exchange. If the Hertz Notes are publicly traded, and the Ford Credit Notes are not publicly traded, the issue price of the Ford Credit Notes would equal the fair market value of the Hertz Notes on the date of the exchange. Ford Credit intends to take the position that the Ford Credit Notes will be publicly traded and that a Holder’s amount realized will be based on the fair market value of the Ford Credit Notes as of the date of exchange. Subject to the rule discussed below regarding market discount, any gain or loss recognized by a U.S. Holder pursuant to the Exchange Offers will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
     If you acquired a Hertz Note with market discount (i.e., the excess, if any, of the stated principal amount of the Hertz Note over your basis in such Hertz Note immediately after its acquisition) in excess of a statutorily defined de minimis amount, you will generally be required to treat gain on the exchange of such Hertz Note as ordinary income to the extent of the market discount accrued to the date of the disposition, less any accrued market discount income previously included in your income pursuant to an election to include market discount in your taxable income on a current basis.
     Although there is no authority directly addressing the U.S. federal income tax consequences of the receipt of the Early Consent Premium, the Early Consent Premium should be treated for U.S. federal income tax purposes as either (i) additional consideration paid for the Hertz Notes, in which case such amount would be taken into account in determining the amount of gain or loss on the exchange as described above or (ii) separate consideration for consenting to the Proposed Amendments, in which case such amounts would be taxed as ordinary income. Ford Credit intends to treat the Early Consent Premium as additional consideration received in exchange for the Hertz Notes. There can be no assurance, however, that the IRS will not attempt to treat the receipt of the Early Consent Premium as the receipt of separate consideration for consenting to the Proposed Amendments. Holders are encouraged to consult their own tax advisors as to the proper treatment of the Early Consent Premium.
     Consequences to Non-Tendering Holders
     Under general principles of tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under applicable Treasury regulations, the modification of a debt instrument is a “significant” modification which will create a deemed exchange if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant.” Treasury regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.
     Hertz intends to take the position that the adoption of the Proposed Amendments will not cause a significant modification of the Hertz Notes and therefore should not result in a deemed exchange of the Hertz Notes for “new” notes issued by Hertz for U.S. federal income tax purposes. Based on the foregoing, U.S. Holders that do not tender their Hertz Notes would not recognize any taxable income, gain or loss with respect to the Hertz Notes as a result of the adoption of the Proposed Amendments. There can be no assurance, however, that the IRS will not take a different position or that any such position, if taken, would not be sustained by a court. If the IRS were to take the position that the adoption of the Proposed Amendments results in a deemed exchange of the Hertz Notes, the tax consequences may differ materially from the tax consequences described above, and could include taxable gain on the deemed exchange of the Hertz Notes as well as original issue discount on the Hertz Notes after the deemed exchange. U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Hertz Notes pursuant to the Exchange Offers.
     Consequences of Holding Ford Credit Notes
     Payments of Interest
     Stated interest on the Ford Credit Notes generally will be taxable to you as ordinary income at the time that it is paid or accrued, in accordance with your method of accounting for United States federal income tax purposes.
     If the issue price of a Ford Credit Note is less than its principal amount by more than a statutorily defined de minimis amount, such Ford Credit Note will be treated as having been issued with original issue discount (“OID”). In that case, you would generally be required to include in income amounts attributable to such difference on a constant yield basis over the term of the Ford Credit Notes, regardless of your method of accounting for United States federal income tax purposes.
     If the issue price of a Ford Credit Note is greater than its principal amount, you will be considered to have purchased the Ford Credit Note at a “premium.” You generally may elect to amortize the premium over the remaining term of the Ford Credit Note on a constant yield method as an offset to interest when includible in income under your regular accounting method. If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the Ford Credit Note.
     Sale, Exchange or Redemption
     In general, you will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a Ford Credit Note measured by the difference between the amount realized on the disposition (less an amount equal to any accrued and unpaid interest on the Ford Credit Note that was not previously included in income, which will be treated as ordinary interest income) and your adjusted basis in the Ford Credit Note. Your adjusted basis in a Ford Credit Note will generally equal the issue price of the Ford Credit Note increased by OID, if any, previously included in income, and reduced by any amortized premium. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. Your holding period for the Ford Credit Note will begin on the day after you acquire the Ford Credit Note pursuant to the Exchange Offers. The deductibility of capital losses is subject to limitations.
     Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to amounts received pursuant to the Exchange Offers, to payments of principal and interest made in respect of Ford Credit Notes, and to payments of proceeds from the sale, exchange, redemption or other disposition of Ford Credit Notes unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.
Non-U.S. Holders
     The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a Non-U.S. Holder.
     Consequences of Exchange
     Except with respect to the Early Consent Premium, as discussed below, you generally will not be subject to United States federal income or withholding tax on any gain realized on the exchange of Hertz Notes for Ford Credit Notes (and any cash payments), unless (i) you are an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and other applicable conditions are met or (ii) the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment).
     The portion of your amount realized that is attributable to accrued, but unpaid interest on the Hertz Notes generally will not be subject to United States federal income tax provided that (i) interest paid on the Hertz Notes is not effectively connected with your conduct of a trade or business in the United States; (ii) you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of Hertz’s voting stock within the meaning of the Code and applicable United States Treasury regulations; (iii) you are not a controlled foreign corporation that is related to Hertz through stock ownership; (iv) you are not a bank whose receipt of interest on the Hertz Notes is described in Section 881(c)(3)(A) of the Code; and (v) either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your Hertz Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.
     Under current U.S. federal income tax law, there is uncertainty regarding whether amounts paid in respect of the Early Consent Premium would constitute a separate fee taxable as ordinary income to the recipient rather than additional consideration for the Hertz Notes, and whether the receipt of the Early Consent Premium by a Non-U.S. Holder is subject to U.S. federal withholding tax. Accordingly, Ford Credit intends to withhold tax from the Early Consent Premium paid to a Non-U.S. Holder at a rate of 30% unless:
•	the Non-U.S. Holder is engaged in the conduct of a trade or business in the United States to which the receipt of the Early Consent Premium is effectively connected and provides a properly executed IRS Form W-8ECI; or

•	an applicable income tax treaty between the United States and the country of residence of the Non-U.S. Holder eliminates or reduces the applicable withholding tax (for example, if an applicable treaty eliminates or reduces applicable withholding tax on “other income”) and such Non-U.S. Holder provides a properly executed IRS Form W-8BEN.
     Non-U.S. Holders are encouraged to consult their own tax advisors regarding the application of U.S. federal income tax withholding with respect to the Early Consent Premium, including eligibility for a withholding exemption and the availability of a refund of any U.S. federal income tax withheld.
     Consequences to Non-Exchanging Holders
     Non-U.S. Holders that do not tender their Hertz Notes pursuant to the Exchange Offers will generally not be subject to U.S. federal income tax, regardless of whether the adoption of the Proposed Amendments gives rise to a deemed exchange of Hertz Notes for “new” Hertz Notes. Non-U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Hertz Notes pursuant to the Exchange Offers.
     Consequences of Holding Ford Credit Notes
     United States Federal Withholding Tax
     The 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” interest on the Ford Credit Notes, provided that:
•	interest paid on the Ford Credit Notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of Ford Credit’s voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to Ford Credit through stock ownership;

•	you are not a bank whose receipt of interest on the Ford Credit Notes is described in Section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your Ford Credit Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.
     Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
     If you cannot satisfy the requirements described above, payments of interest on the Ford Credit Notes made to you will be subject to the 30% United States federal withholding tax, unless you provide a properly executed:
•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the Ford Credit Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).
     The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a Ford Credit Note.
     United States Federal Income Tax
     If you are engaged in a trade or business in the United States and interest on the Ford Credit Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.
     Any gain realized on the disposition of a Ford Credit Note generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.
     United States Federal Estate Tax
     Your estate will not be subject to United States federal estate tax on Ford Credit Notes beneficially owned by you at the time of your death, provided that any payment to you on the Ford Credit Notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point of that section.
     Information Reporting and Backup Withholding
     Generally, Ford Credit must report to the IRS and to Non-U.S. Holders of Ford Credit Notes the amount of interest paid with respect to Ford Credit Notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

     Payments made pursuant to the Exchange Offers, payments of principal and interest made in respect of Ford Credit Notes and payments of proceeds from the sale, exchange, redemption, or other disposition of Ford Credit Notes to you will generally not be subject to information reporting requirements (except as described in the paragraph above) or backup withholding provided you certify your exempt status by delivering a properly executed IRS Form W-8BEN (or an appropriate substitute form).
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS.

LEGAL OPINIONS
     Stacy P. Thomas, Assistant Secretary of Ford Credit, will pass upon the validity of the Ford Credit Notes. Simpson Thacher & Bartlett LLP, New York, New York, counsel to Ford Credit, will also pass upon the validity of the Ford Credit Notes. Shearman & Sterling LLP, New York, New York, will pass upon the validity of the Ford Credit Notes for the Dealer Managers and Solicitation Agents. Mr. Thomas is a full-time employee of Ford, and holds options to purchase shares of Common stock of Ford. Shearman & Sterling LLP have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Ford Credit incorporated in this prospectus by reference to Ford Credit’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of Hertz incorporated in this prospectus by reference to Hertz’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the restatement of Hertz’s financial statements as described in Note 1A to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     With respect to the unaudited financial information of Ford Credit and Hertz for the three month periods ended March 31, 2005 and 2004 and the three month and six month periods ended June 30, 2005 and 2004 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, the “Securities Act,” for their reports on the unaudited financial information incorporated by reference herein because those reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

Dealer Managers and Solicitation Agents
Citigroup Global Markets Inc.
Liability Management Group
388 Greenwich Street, 4th Floor, New York, New York, NY 10013
Phone: (800) 558-3745
Deutsche Bank Securities Inc.
60 Wall Street, New York, NY 10005
Phone: (866) 627-0391, (212) 250-2955
Goldman, Sachs & Co.
1 New York Plaza, 48 Floor, New York, NY 10004
Phone: (800) 828-3182, (212) 902-0041
J.P. Morgan Securities Inc.
270 Park Avenue, New York, NY 10017
Phone: (866) 834-6666, (212) 834-4388
Lehman Brothers
Liability Management Group
745 Seventh Avenue, Floor 5, New York, NY 10019
Phone: (800) 438-3242, (212) 528-7581
Information Agent
Exchange Agent
By Hand Delivery:
By Courier:
By Mail:

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors And Officers.
     Section 145 of the General Corporation Law of Delaware provides as follows:
     145. Indemnification of officers, directors, employees and agents; insurance —
     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.
     (e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.
     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.
     (h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.
     (i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee, or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such persons reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.
     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.
     Section 5 of Article Ninth of the Certificate of Incorporation of Ford Credit provides as follows:
LIMITATION ON LIABILITY OF DIRECTORS;
INDEMNIFICATION AND INSURANCE.
     5.1. Limitation on Liability of Directors. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability
     (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders,
     (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
     (iii) under Section 174 of the Delaware General Corporation Law or
     (iv) for any transaction from which the director derived an improper personal benefit.
     If the Delaware General Corporation Law is amended after approval by the stockholders of this subsection 5.1 of Article NINTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
     5.2. Effect of any Repeal or Modification of Subsection 5.1. Any repeal or modification of subsection 5.1 of this Article NINTH by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.
     5.3. Indemnification and Insurance.
     5.3a. Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against all expense, liability and loss (including penalties, fines, judgments, attorneys’ fees, amounts paid or to be paid in settlement and excise taxes imposed on fiduciaries with respect to (i) employee benefit plans, (ii) charitable organizations or (iii) similar matters) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (other than pursuant to subsection 5.3b of this Article NINTH) only if such proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this subsection 5.3a of Article NINTH shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this subsection 5.3a of Article NINTH or otherwise.
     5.3b. Right of Claimant to Bring Suit. If a claim which the corporation is obligated to pay under subsection 5.3a of this Article NINTH is not paid in full by the corporation within 60 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
     5.3c. Miscellaneous. The provisions of this Section 5.3 of Article NINTH shall cover claims, actions, suits and proceedings, civil or criminal, whether now pending or hereafter commenced, and shall be retroactive to cover acts or omissions or alleged acts or omissions which heretofore have taken place. If any part of this Section 5.3 of Article NINTH should be found to be invalid or ineffective in any proceeding, the validity and effect of the remaining provisions shall not be affected.
     5.3d. Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 5.3 of Article NINTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.
     5.3e. Insurance. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.
     5.3f. Indemnification of Agents of the Corporation. The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any agent of the corporation to the fullest extent of the provisions of this Section 5.3 of Article NINTH with respect to the indemnification and advancement of expenses of directors, officers and employees of the corporation.
     Similar indemnification provisions in Section 5 of Article NINTH of the Certificate of Incorporation of Ford are applicable to directors, officers and employees of Ford Credit who serve as such at the request of Ford.
     Paragraph XXVI (formerly Paragraph XXIV) of Ford’s Savings and Stock Investment Plan provides as follows with respect to the members of the Savings and Stock Investment Plan Committee:
     No member of the Committee or alternate for a member or director, officer or employee of any Participating Company shall be liable for any action or failure to act under or in connection with the Plan, except for his own bad faith; provided, however, that nothing herein shall be deemed to relieve any such person from responsibility or liability for any obligation or duty under ERISA. Each director, officer, or employee of the Company who is or shall have been designated to act on behalf of the Company and each person who is or shall have been a member of the Committee or an alternate for a member or a director, officer or employee of any Participating Company, as such, shall be indemnified and held harmless by the Company against and from any and all loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof (with the Company’s written approval) or paid by him in satisfaction of a judgment in any such action, suit or proceeding, except a judgment in favor of the Company based upon a finding of his bad faith; subject, however, to the condition that, upon the assertion or institution of any such claim, action, suit or proceeding against him, he shall in writing give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive of any other right to which such person may be entitled as a matter of law or otherwise, or any power that a Participating Company may have to indemnify him or hold him harmless.
Item 21(A). Exhibits.
     See Exhibit Index.
Item 21(B). Financial Statement Schedules.
     All financial statement schedules of Ford Credit and Hertz which are required to be included herein are included in the Annual Report of Ford Credit on Form 10-K for the fiscal year ended December 31, 2004 or the Annual Report of Hertz on Form 10-K for the fiscal year ended December 31, 2004, respectively, which are incorporated herein by reference.

Item 22. Undertakings.
     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, and State of Michigan, on the 16th day of September, 2005.

FORD MOTOR CREDIT COMPANY

By:	MICHAEL E. BANNISTER*

(Michael E. Bannister)
Chairman of the Board, Chief Executive Officer
and Director
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 16th day of September, 2005.

Signature	Title
MICHAEL E. BANNISTER*	Chairman of the Board, Chief Executive Officer and Director

(Michael E. Bannister)	(principal executive officer)

DAVID P. COSPER*	Vice Chairman, Chief Financial Officer, Treasurer and Director

(David P. Cosper)	(principal financial and accounting officer)

DONAT R. LECLAIR*	Director and Audit Committee Member

(Donat R. Leclair)

JAMES C. GOUIN*	Director and Audit Committee Member

(James C. Gouin)

ANN MARIE PETACH*	Director and Audit Committee Member

(Ann Marie Petach)

TERRY D. CHENAULT*	Director

(Terry D. Chenault)

JOHN T. NOONE*	Director

(John T. Noone)

RICHARD C. VAN LEEUWEN	Director

(Richard C. Van Leeuwen)

A. J. WAGNER*	Director

(A. J. Wagner)

*By: /s/ STACY P. THOMAS

(Stacy P. Thomas)
Attorney-in-Fact

EXHIBIT INDEX
     The following Exhibits indicated by an asterisk preceding the Exhibit number are filed herewith. The Exhibits indicated by two asterisks were previously filed with the Commission. The Exhibits indicated by three asterisks will be filed by amendment to this registration statement. The balance of the Exhibits have heretofore been filed with the Commission and pursuant to Rule 411 are incorporated herein by reference.

Exhibit No.	Description
Exhibit 3-A	Restated Certificate of Incorporation of Ford Motor Credit Company, filed as Exhibit 3-A to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference. File No. 1-6368.

Exhibit 3-B	By-Laws of Ford Motor Credit Company as amended through March 2, 1988, filed as Exhibit 3-B to Ford Motor Credit Company Report on Form 10-K for the year ended December 31, 1987 and incorporated herein by reference. File No. 1-6368.

Exhibit 4-A	Indenture dated as of February 1, 1985 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company, relating to the debt securities, filed as Exhibit 4-A to Registration Statement No. 2-95568 and incorporated herein by reference.

Exhibit 4-B	Forms of debt securities are included in Exhibit 4-B to Registration Statement No. 33-41060 and in Exhibits 4-F, 4-G and 4-I to this Registration Statement. Any additional form or forms of debt security will be filed with the Commission.

Exhibit 4-C	First Supplemental Indenture dated as of April 1, 1986 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company, relating to the debt securities, filed as Exhibit 4-B to Ford Credit’s Current Report on Form 8-K dated April 29, 1986 and incorporated herein by reference.

Exhibit 4-D	Second Supplemental Indenture dated as of September 1, 1986 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company, relating to the debt securities, filed as Exhibit 4-B to Ford Credit’s Current Report on Form 8-K dated August 28, 1986 and incorporated herein by reference.

Exhibit 4-E	Third Supplemental Indenture dated as of March 15, 1987 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company, relating to the debt securities, filed as Exhibit 4-E to Registration Statement No. 33-12928 and incorporated herein by reference.

Exhibit 4-F	Fourth Supplemental Indenture dated as of April 15, 1988 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company relating to the debt securities filed as Exhibit 4-F to Post-Effective Amendment No. 1 to Registration Statement No. 33-20081 and incorporated herein by reference.

Exhibit 4-G	Fifth Supplemental Indenture dated as of September 1, 1990 between Ford Credit and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company relating to the debt securities filed as Exhibit 4-G to Registration Statement No. 33-41060 and incorporated herein by reference.

Exhibit 4-H	Sixth Supplemental Indenture dated as of June 1, 1998 between Ford Motor Credit Company and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company relating to the debt securities, filed as Exhibit 4.1 to Ford Credit’s Current Report on Form 8-K dated June 15, 1998 and incorporated herein by reference.

Exhibit 4-I	Seventh Supplemental Indenture dated as of January 15, 2002 between Ford Motor Credit Company and JPMorgan Chase Bank, N.A. as successor to Manufacturers Hanover Trust Company relating to the debt securities filed as Exhibit 4-I to Registration Statement No. 333-75234 and incorporated herein by reference.

Exhibit ***5	Opinion of Stacy P. Thomas, Assistant Secretary of Ford Credit, as to the legality of the Ford Credit Notes registered hereunder.

Exhibit 12-A	Calculation of Ratios of Earnings to Fixed Charges of Ford Credit, incorporated by reference to Exhibit 12 to Ford Credit’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

Exhibit 12-B	Calculation of Ratios of Earnings to Fixed Charges of Ford, incorporated by reference to Exhibit 12 to Ford’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

Exhibit *15-A	Letter from PricewaterhouseCoopers LLP regarding unaudited interim financial information of Ford Credit.

Exhibit *15-B	Letter from PricewaterhouseCoopers LLP regarding unaudited interim financial information of Hertz.

Exhibit *23-A	Consent of PricewaterhouseCoopers LLP regarding Ford Credit.

Exhibit *23-B	Consent of PricewaterhouseCoopers LLP regarding Hertz.

Exhibit ***23-C	Consent of Stacy P. Thomas is contained in his opinion filed as Exhibit 5 to this Registration Statement.

Exhibit *24	Powers of Attorney.

Exhibit ***25	Statement of Eligibility on Form T-1 of JPMorgan Chase Bank, N.A.

Exhibit ***99-A	Consent and Letter of Transmittal

Exhibit ***99-B	Letter to Brokers, etc.

Exhibit ***99-C	Letter to Clients

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